UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EDAC Technologies Corporation

(Name of Subject Company)

EDAC Technologies Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0025 per share

(Title of Class of Securities)

279285100

(CUSIP Number of Class of Securities)

Glenn L. Purple

Vice President, Finance, Chief Financial Officer and Secretary

EDAC Technologies Corporation

5 McKee Place

Cheshire, CT 06410

(860) 677-2603 (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Edward J. Samorajczyk, Jr.

Matthew J. Guanci, Jr.

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1.	Subject Company Information

Name and Address

The name of the subject company is EDAC Technologies Corporation, a Wisconsin corporation (the “Company” or “EDAC” or “we” or “our”). The address and telephone number of the Company’s principal executive offices are 5 McKee Place, Cheshire, CT 06410, (860) 677-2603.

Securities

This Solicitation/Recommendation on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates to the Company’s common stock, par value $0.0025 per share (the “Shares”). As of the close of business on March 19, 2013, (i) 5,317,440 Shares were issued and outstanding (including 15,003 Shares subject to vested restricted stock awards, and 34,997 Shares subject to unvested restricted stock awards), (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company, (iii) 19,657 Shares were reserved for issuance pursuant to equity incentive plans, and (iv) 854,372 Shares were subject to issuance pursuant to Company stock options.

Item 2.	Identity and Background of Filing Person

Name and Address

EDAC is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer by GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”), and a wholly owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company (“Parent”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $17.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated March 26, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on March 26, 2013. The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 17, 2013 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and EDAC. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11 of the Offer to Purchase. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following successful completion of the Offer and the satisfaction or waiver of certain limited conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”) under the Wisconsin Business Corporation Law (the “WBCL”) with the Company as the surviving corporation in the Merger continuing as a wholly owned subsidiary of Parent. As a result of the Merger, each Share not validly tendered pursuant to the Offer (other than Shares owned by Parent, Purchaser, the Company (as treasury stock or otherwise) or any of their wholly-owned subsidiaries, or Shares held by shareholders who properly exercise dissenters’ rights under the WBCL, if available) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any required withholding taxes (the “Merger Consideration”).

Parent formed Purchaser solely for the purpose of acquiring all outstanding Shares of EDAC, and Purchaser has not engaged in any activities to date other than those incidental to the Offer and the Merger. According to the

Offer to Purchase, the business address and telephone number for Parent and Purchaser are c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580, 914-925-9600.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Schedule 14D-9 or in the Information Statement of EDAC attached to this Schedule 14D-9 as Annex B and incorporated herein by reference (the “Information Statement”) or as otherwise incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of EDAC, there is no material agreement, arrangement or understanding, and no actual or potential conflict of interest, between EDAC or its affiliates, on the one hand, and (i) EDAC’s executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements among EDAC, Parent and Purchaser

Merger Agreement

The Merger Agreement governs the contractual rights among EDAC, Parent and Purchaser in relation to the Offer and the Merger. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is incorporated herein by reference to provide information regarding its terms. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. The Company’s shareholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

Representation on the Company Board

The Merger Agreement provides that, promptly after the initial acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer (which we refer to as the “Acceptance Time”), Parent is entitled to designate a number of directors, rounded up to the next whole number, on the board of directors of the Company (the “Company Board”) as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser at such time (including Shares so accepted for payment and, if the Top-Up Option (as defined in Item 8. Additional Information—Top-Up Option) is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding on a fully diluted basis; provided that the Company Board will have at least three directors who were members of the Company Board on the date of the Merger Agreement and who are independent directors (the “Independent Directors”).

The Company will, after the initial acceptance for payment by Purchaser of Shares tendered pursuant to the Offer, upon request of Parent, use its reasonable best efforts to cause Parent’s designees to be so elected or appointed, including increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. The Company will also cause (a) each committee of the Company Board (other than the audit committee, which shall consist solely of Independent Directors), (b) the board of directors of each of its subsidiaries and (c) each committee of such board of directors of each of its subsidiaries to include persons designated by Parent constituting the same percentage of each such committee or board as Parent’s designees constitute on the Company Board. The Company’s obligations with respect to Parent’s designees to the Company Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended, the (“Exchange Act”) and Rule 14f-1 promulgated thereunder.

For more information see Section 11 of the Offer to Purchase and the Information Statement, attached to this Schedule 14D-9 as Annex B and incorporated herein by reference. The Information Statement is being furnished to the Shareholders of EDAC pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the board of directors of EDAC following the acceptance by Purchaser of, and payment for, the Shares tendered in the Offer.

Confidentiality Agreement.

The Company’s financial advisor, Stifel Nicolaus & Company, Incorporated (“Stifel”), for and on behalf of EDAC, and Greenbriar Equity Group, LLC, an affiliate of Parent and Purchaser (“Greenbriar”), entered into a confidentiality agreement, dated January 31, 2013 (the “Confidentiality Agreement”). The Confidentiality Agreement provides, among other things, that, in connection with Greenbriar’s evaluation of a potential transaction with EDAC, Greenbriar will keep all confidential information relating to EDAC confidential and will not disclose such information to any other person (except to representatives of Greenbriar who have a need to know such information for purposes of the evaluation) without the prior written consent of an authorized representative of EDAC. Pursuant to the Confidentiality Agreement, Greenbriar also agreed that, for a period of eighteen months from the date of the Confidentiality Agreement, it would not (unless consented to in writing by EDAC in advance): (i) propose to any person or entity any transaction involving EDAC or any of its securities or security holders regarding any direct or indirect acquisition of control of EDAC or any of EDAC’s securities, businesses or assets; or (ii) directly or indirectly acquire (or assist any other person or entity in acquiring) control of EDAC or any of EDAC’s securities, businesses or assets. Greenbriar’s confidentiality obligations under the Confidentiality Agreement expire two years from the date of the Confidentiality Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

The Company entered into an exclusivity agreement with Greenbriar dated March 1, 2013 (the “Exclusivity Agreement”) in connection with the consideration of a possible acquisition by the Greenbriar Funds (as defined below) of all of the outstanding Shares. Under the Exclusivity Agreement, the Company agreed not to solicit, initiate or encourage any inquiry, proposal or offer from, furnish information to or participate in negotiations with another person or entity with respect to an alternative transaction before 11:59 pm (eastern time) on March 17, 2013. This summary does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Beneficial Ownership of Shares

According to the Offer to Purchase, as of March 26, 2013, neither Purchaser nor Parent beneficially owned any Shares. Parent and Purchaser have also represented to the Company in the Merger Agreement that, as of the date of the Merger Agreement and for the two years immediately prior to the date of the Merger Agreement, neither Parent nor any of its affiliates (including Purchaser) beneficially owns or owned any Shares.

Equity Commitment Letter and Limited Guaranty

On March 17, 2013, simultaneously with the execution of the Merger Agreement, Greenbriar Equity Fund II, L.P., Greenbriar Equity Fund II-A, L.P., and Greenbriar Co-Investment Partners II, L.P., (collectively, the “Greenbriar Funds” or the “Sponsors”) executed and delivered a commitment letter (the “Equity Commitment Letter”) to Parent. Pursuant to the Equity Commitment Letter, each of the Greenbriar Funds has severally committed to purchase the equity interests of Parent in the amounts set forth therein, for an aggregate amount in cash up to $141,768,998.81 solely for the purpose of funding a portion of the aggregate Offer Price, the aggregate Merger Consideration, the aggregate payments to holders of Company stock options and unvested restricted stock awards and the repayment of all indebtedness of the Company, in each case pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement, including related fees and expenses. The Sponsors’ obligation to fund the Equity Financing with respect to the obligations of Parent and Purchaser to accept for payment and pay for any validly tendered and not properly withdrawn shares is subject to, (x) the execution and delivery of the Merger Agreement by the parties thereto, (y) the satisfaction or waiver by Parent and Purchaser (with the prior written approval of the Sponsors in the case of any waiver) of each of the conditions to the Offer set forth in the Merger Agreement and (z) the contemporaneous acceptance for payment by Purchaser of the shares validly tendered and not properly withdrawn pursuant to the Offer in accordance with the terms of the Merger Agreement.

The Sponsors’ obligation to fund the Equity Financing will terminate automatically and immediately upon the earliest to occur of the:

•

purchase of equity interests of Parent in performance of the Sponsors’ obligations under the Equity Commitment Letter in connection with the consummation of the Offer and the Merger (at which time such obligations are discharged in full);

•	valid termination of the Merger Agreement in accordance with its terms; and

•

date that the Company or any of its affiliates asserts in any litigation or other proceeding, any claim relating to the Equity Commitment Letter against certain parties identified in the Equity Commitment Letter as being a “non-recourse party”.

The Company is a third party beneficiary to the Equity Commitment Letter for the limited purpose provided therein. On March 17, 2013, simultaneously with the execution of the Merger Agreement and the Equity Commitment Letter, the Greenbriar Funds also executed and delivered a Limited Guarantee in favor of EDAC (the “Limited Guarantee”), pursuant to which the Greenbriar Funds have guaranteed certain obligations of Parent and Purchaser under the Merger Agreement. In no event will the Sponsors’ aggregate liability under the Limited Guarantee exceed $141,768,998.81. Such guaranteed amount will be reduced by the amounts actually paid by Parent or Purchaser to the Company’s shareholders in connection with the Offer and Merger or to holders of Company stock options and unvested restricted stock awards in accordance with the Merger Agreement.

The summary of the Equity Commitment Letter is qualified in its entirety by reference to the Equity Commitment Letter, which is filed as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference. The summary of the Limited Guarantee is qualified in its entirety by reference to the Limited Guarantee, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of EDAC

Certain executive officers and directors of EDAC may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of EDAC’s shareholders generally. The Board was aware of these agreements and arrangements as they relate to directors and executive officers during its deliberations of the merits of the Merger Agreement and in determining the recommendation set forth in this Schedule 14D-9, and considered them, among other matters described in “Item 4. The Solicitation or Recommendation—Reasons for the Recommendation”.

Certain contracts, agreements, arrangements or understandings between EDAC and its executive officers or directors that relate to the Offer and/or the Merger are described below or described in the Information Statement that is attached hereto as Annex B and is incorporated herein by reference. Except as described below and in the Information Statement, or as otherwise incorporated herein by reference, to the knowledge of EDAC, there are no material agreements, arrangements or understandings between EDAC and its executive officers and no potential or actual conflicts of interest between EDAC or its affiliates and its executive officers and directors. The following summaries are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto, the Amended and Restated Employment Agreement with Dominick A. Pagano (“Mr. Pagano”) dated June 6, 2012 (the “Pagano Employment Agreement”), which is filed as Exhibit (e)(9) hereto, the Employment Agreement with Glenn L. Purple (“Mr. Purple”) dated February 12, 2007 (the “Purple Employment Agreement”), which is filed as Exhibit (e)(10) hereto, and the Voting and Support Agreement, by and among Parent, Lee K. Barba, Joseph P. Lebel, Dominick A. Pagano, Glenn L. Purple, John A. Rolls, Joseph S. Ruggiero, Christopher R. Sansone and Daniel C. Tracy (the “Voting and Support Agreement”), which is filed as Exhibit (e)(4) hereto.

Treatment of Shares, Stock Options and Restricted Stock Pursuant to the Merger Agreement

If the executive officers and directors of EDAC who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other shareholders of EDAC. As of March 17, 2013, the executive officers and directors of EDAC and their respective affiliates beneficially owned, in the aggregate, 958,373 Shares, including vested restricted stock awards, but excluding options to purchase Shares (vested and unvested) and unvested restricted stock awards, which are addressed in the succeeding paragraphs below. If the directors and executive officers were to tender all 958,373 of such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for the Offer Price, the directors and executive officers would receive an aggregate of approximately $17,011,121 in cash, without interest and less any required withholding taxes. As discussed below under “Item 4. The Solicitation or Recommendation—Intent to Tender,” to the knowledge of EDAC, all of EDAC’s directors and executive officers currently intend to tender all of their Shares for purchase pursuant to the Offer.

The table below summarizes, with respect to each executive officer and director of EDAC, the cash consideration that would be payable to such executive officer or director, based on the Offer Price of $17.75 per Share, as of March 17, 2013, in respect of outstanding Shares (including vested restricted stock awards) beneficially owned by such executive officer and director as of March 17, 2013, if such executive officer or director were to tender such Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser for the Offer Price.

Name of Executive Officer or Director	Shares (including vested restricted stock awards)	Cash Consideration for Shares (including vested restricted stock awards)
Dominick A. Pagano	529,038	$9,390,425
Glenn L. Purple	34,553	$613,316
Lee K. Barba	26,334	$467,429
Joseph P. Lebel	152,528	$2,707,372
John A. Rolls	60,856	$1,080,194
Joseph S. Ruggiero	0	0
Christopher R. Sansone	10,000	$177,500
Daniel C. Tracy	145,064	$2,574,886

Under the terms of the Merger Agreement and pursuant to the applicable plan documents and award agreements, all outstanding options to purchase Shares (whether held by directors, executive officers or other employees, and whether vested or unvested) that were granted under the EDAC Technologies Corporation

2000 Equity Incentive Plan, the EDAC Technologies Corporation 2000-B Equity Incentive Plan, the EDAC Technologies Corporation 2008 Equity Incentive Plan and the EDAC Technologies Corporation 2011 Equity Incentive Plan (collectively, the “Company Stock Plans”) and remain outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled, and the holders thereof will receive cash consideration equal to the product of the number of Shares covered by the option and the excess of the Offer Price over the exercise price of the stock options, subject to applicable withholding taxes, provided that if the exercise price of a stock option is equal to or greater than the Offer Price, the holder thereof will not receive any cash consideration with respect to such stock option. As of March 17, 2013, the directors and executive officers of EDAC held options to purchase an aggregate of 719,873 shares, 515,706 of which were vested and exercisable and 204,167 of which were unvested, with exercise prices ranging from $1.10 per share to $14.04 per share.

The table below summarizes, with respect to each executive officer and director of EDAC, the cash consideration that would be payable to such executive officer or director, based on the Offer Price of $17.75 per Share, as of March 17, 2013, in respect of the cash-out of vested and unvested stock options held by such executive officer or director pursuant to the terms of the Merger Agreement in connection with the Merger, less any required withholding taxes.

Name of Executive Officer or Director	Shares Subject to Vested Stock Options	Cash Consideration for Vested Stock Options	Shares Subject to Unvested Stock Options	Cash Consideration for Unvested Stock Options	Total Cash Consideration for Stock Options (Vested and Unvested)
Dominick A. Pagano	328,334	$4,646,134	148,333	$923,871	$5,570,005
Glenn L. Purple	40,834	$596,615	19,166	$138,810	$735,425
Lee K. Barba	10,834	$156,617	6,666	$48,508	$205,125
Joseph P. Lebel	25,834	$369,767	6,666	$48,508	$418,275
John A. Rolls	61,540	$805,273	6,666	$48,508	$853,781
Joseph S. Ruggiero	10,000	$37,100	5,000	$27,700	$64,800
Christopher R. Sansone	10,000	$132,700	5,000	$27,700	$160,400
Daniel C. Tracy	28,334	$408,592	6,666	$48,508	$457,100

Under the terms of the Merger Agreement and pursuant to the applicable plan documents and award agreements, all outstanding awards of restricted stock (whether held by directors, executive officers or other employees) which have not vested and that remain outstanding immediately prior to the Effective Time will be cancelled, and the holders thereof will receive cash consideration equal to the product of the number of Shares covered by the restricted stock award and the Offer Price, less any applicable withholding taxes. As of March 17, 2013, the directors and executive officers of EDAC held unvested restricted stock awards with respect to an aggregate of 34,997 Shares.

The table below summarizes, with respect to each executive officer and director of EDAC, the cash consideration that would be payable to such executive officer or director, based on the Offer Price of $17.75 per Share, as of March 17, 2013, in respect of the cash-out of restricted stock awards that were unvested as of March 17, 2013, pursuant to the terms of the Merger Agreement in connection with the Merger, which amounts would be subject to applicable withholding taxes.

Name of Executive Officer or Director	Shares of Unvested Restricted Stock	Cash Consideration for Unvested Restricted Stock
Dominick A. Pagano	23,333	$414,161
Glenn L. Purple	0	0
Lee K. Barba	2,499	$44,357
Joseph P. Lebel	2,499	$44,357
John A. Rolls	2,499	$44,357
Joseph S. Ruggiero	834	$14,804
Christopher R. Sansone	834	$14,804
Daniel C. Tracy	2,499	$44,357

Other Potential Payments Upon Termination or Change in Control

Employment Agreements

Dominick A. Pagano

On June 6, 2012, the Company entered into the Pagano Employment Agreement, which replaced his employment agreement dated as of January 14, 2010. Under the current agreement, the initial term commenced on the first day of the Company’s 2012 fiscal year and continues until the last day of the Company’s 2014 fiscal year, and automatically extends for successive periods of 12 months (equal to the Company’s next fiscal year period) unless the Company elects to not extend the current agreement by providing notice to Mr. Pagano at least 90 days prior to the end of the then current term. Mr. Pagano’s initial annual base salary was $400,000 for calendar year 2012, subject to annual review and adjustment thereafter. Mr. Pagano is eligible to receive a performance based annual bonus of at least 50% of his base salary, in accordance with the Company’s Management Incentive Bonus Plan and established performance goals. To the extent he is eligible, Mr. Pagano is entitled to participate in all other benefit programs that the Company establishes and makes available to its employees. Under the Pagano Employment Agreement, the Company may terminate Mr. Pagano’s employment for cause (as defined in the agreement) or at the end of the then current term of employment upon 90 days prior notice. Mr. Pagano may terminate his employment with the Company for “good reason.”

While Mr. Pagano is employed by the Company, and if his employment agreement is terminated by either party for any reason (including a failure to extend the agreement), for a period of two years following such termination, Mr. Pagano cannot directly or indirectly: (a) without the written consent of the Company, engage in any business or enterprise (whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company) that is competitive with the Company’s business as conducted as of the termination date, including but not limited to any business or enterprise that develops, manufactures, markets, or sells any product or service that competes with any product or service developed, manufactured, marketed, sold or provided, or planned to be developed, manufactured, marketed, sold or provided, by the Company or any of its subsidiaries while Mr. Pagano was employed by the Company; or (b) either alone or in association with others (i) solicit, or permit any organization directly or indirectly controlled by Mr. Pagano to solicit, any employee of the Company to leave the employ of the Company, or (ii) solicit for employment, hire or engage as an independent contractor, or permit any organization directly or indirectly controlled by Mr. Pagano to solicit for employment, hire or engage as an independent contractor, any person who was employed by the Company at any time during the twelve-month period preceding the date of termination of Mr. Pagano’s employment with the Company.

If the Company terminates Mr. Pagano’s employment for any reason other than for “cause” (as defined in the Pagano Employment Agreement) or if the Company elects not to extend the then current term of employment, or if Mr. Pagano terminates his employment for “good reason” (as defined in the agreement to include, among other things, a change in control of EDAC), Mr. Pagano is entitled to receive all accrued amounts owing to Mr. Pagano but not yet paid as of the date of termination, and all then-outstanding stock options held by Mr. Pagano that were granted to him but not yet vested will become fully vested as of the date of termination. Furthermore, if Mr. Pagano’s employment is terminated by EDAC other than “for cause” or by Mr. Pagano for “good reason” (including a change in control of EDAC), Mr. Pagano will receive the following cash payments: (i) cash payments equal to his base salary for the year in which such termination occurs (to be paid in annualized monthly installments over a twenty-four month period commencing upon such termination) plus (ii) cash payments equal to Mr. Pagano’s target bonus in effect for the year in which such termination occurs, or the actual bonus earned by Mr. Pagano in the year immediately preceding such termination, whichever amount is greater (which will be paid at the time EDAC customarily pays such amounts for each year during the twenty-four month period commencing upon such termination). Mr. Pagano would also be entitled to receive continued health and welfare benefits for two years following such termination. The Agreement also includes provisions that require EDAC to reduce any severance payments due to Mr. Pagano as a result of a “change of control,” to ensure that such payments do not exceed the limits set forth in Section 280G of the Internal Revenue Code of 1986, as amended.

Glenn L. Purple

On February 12, 2007, the Company entered into the Purple Employment Agreement, the initial term of which expired on December 29, 2012. The term of this agreement was extended until the end of the Company’s 2013 fiscal year, and automatically extends for successive periods of 12 months (equal to the Company’s next fiscal year period) unless either party gives the other 90 days’ advance written notice to the contrary. Mr. Purple’s annual base salary for the Company’s 2012 fiscal year was $179,708, subject to adjustment thereafter, and his annual base salary is currently $179,708 for the Company’s 2013 fiscal year. To the extent he is eligible, Mr. Purple is entitled to participate in all bonus and benefit programs that the Company establishes and makes available to its employees. Under the Purple Employment Agreement, the Company may terminate Mr. Purple’s employment for “cause” (as defined in the Purple Employment Agreement), or upon not less than 90 days’ prior written notice to Mr. Purple. Mr. Purple may terminate his employment with the Company for “good reason” or upon 90 days’ advance written notice to the Company.

While Mr. Purple is employed by the Company, and if the Company terminates his employment for cause, for a period of one year following such termination, Mr. Purple cannot directly or indirectly: (a) engage in any business or enterprise (whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company) that is competitive with the Company’s business as conducted as of the termination date, including but not limited to any business or enterprise that develops, manufactures, markets, or sells any product or service that competes with any product or service developed, manufactured, marketed, sold or provided, or planned to be developed, manufactured, marketed, sold or provided, by the Company or any of its subsidiaries while Mr. Purple was employed by the Company; or (b) either alone or in association with others (i) solicit, or permit any organization directly or indirectly controlled by Mr. Purple to solicit, any employee of the Company to leave the employ of the Company, or (ii) solicit for employment, hire or engage as an independent contractor, or permit any organization directly or indirectly controlled by Mr. Purple to solicit for employment, hire or engage as an independent contractor, any person who was employed by the Company at any time during the twelve-month period preceding the date of termination of Mr. Purple’s employment with the Company.

The Purple Employment Agreement provides that if Mr. Purple’s employment terminates because of death or disability, or if the Company terminates Mr. Purple’s employment for cause or Mr. Purple terminates his employment without “good reason” upon 90 days’ advance written notice to the Company, Mr. Purple is entitled to the compensation, bonus and benefits otherwise payable to him under the Purple Employment Agreement through the last day of his actual employment by the Company. Furthermore, if the Company terminates Mr. Purple’s employment for any reason other than “cause,” or if Mr. Purple terminates his employment for “good reason” (which does not include a change in control of the Company), Mr. Purple is entitled to receive the following for the 12 month period commencing upon the date of his termination: (i) Mr. Purple’s salary as in effect on the date of his termination and the amount of the annual bonus paid to him for the fiscal year immediately preceding the date of termination (payable in annualized monthly installments), (ii) any incentive compensation earned by Mr. Purple through the date of his termination (payable to him at the customary time), and (iii) the other fringe benefits that were provided to Mr. Purple while employed by the Company including health and dental insurance, to the extent such benefits can be provided by the Company to non-employees, or to the extent such benefits cannot be provided to non-employees, then the cash equivalent thereof.

Effect of the Offer on Employee Benefits

From the Effective Time and until December 31, 2013, Parent has agreed to cause EDAC as the surviving corporation in the Merger (the “Surviving Corporation”) to provide each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time, and who continues as an employee of the Surviving Corporation or its subsidiaries after the Effective Time, with base salary, target bonus opportunities (other than equity based compensation) and employee benefits that are, in the aggregate, no less favorable than the same provided by the Company and its subsidiaries to such employees as of the date of the Merger Agreement.

With respect to certain employee benefit plans maintained by Parent or its subsidiaries in which such continuing employees will participate, Parent will or will cause the Surviving Corporation to, recognize all service of such continuing employees with EDAC or its subsidiaries for purposes of vesting and eligibility under a 401(k) plan and benefit accrual purposes under a vacation plan. Nothing in the Merger Agreement limits the right of Parent or the Surviving Corporation, to amend, modify or terminate any benefit or compensation plan. Furthermore, the parties to the Merger Agreement acknowledged and agreed that the terms of the Merger Agreement do not create any right in any person to continued employment with the Surviving Corporation, Parent or any of their respective subsidiaries or compensation or benefits or term or condition of employment.

Indemnification and Exculpation of EDAC’s Officers and Directors; Insurance

Section 180.0851 of the WBCL requires the indemnification of directors and officers of a Wisconsin corporation: (a) to the extent such officer or director is successful on the merits or otherwise in the defense of a proceeding, if such director or officer was a party because he or she is or was a director or officer of the corporation; and (b) in proceedings against a director or officer serving in his or her capacity as a director or officer of the corporation, even if such director or officer is not successful in defense thereof, unless it is determined that such director or officer breached or failed to perform his or her duties to the corporation and such breach or failure constituted: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.

Under Section 180.0828 of the WBCL, the directors of the corporation are not personally liable for breach of any duty resulting solely from his or her status as a director, unless it is proved that the director’s conduct constituted one of the four exceptions to mandatory indemnification described in clause (i) through (iv), immediately above.

Section 180.0858 of the WBCL provides that subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the articles of incorporation or bylaws of the corporation, a written agreement between the director or officer and the corporation, or a resolution of the board of directors or the shareholders of the corporation.

Article VIII of EDAC’s Amended and Restated Bylaws (the “Bylaws”) contains provisions that generally parallel the indemnification provisions of the WBCL and cover certain procedural matters not dealt with in the WBCL. The Bylaws provide that an officer or director seeking indemnification is entitled to indemnification if the Company determines that such director or officer has met the applicable standard of conduct under the Bylaws. Such determination will be made: (a) by the Company Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; (b) if such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (c) by the affirmative vote of a majority of the shares entitled to vote thereon.

The Bylaws also provide that expenses, including attorneys’ fees, incurred by a director or officer in defending a civil or criminal action, suit or proceeding may be paid by EDAC in advance of the final disposition of such action, suit or proceeding as authorized in a specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that such director or officer is entitled to be indemnified by the Company as authorized in Article VIII of the Bylaws.

Furthermore, each of EDAC’s directors and officers have entered into an indemnification agreement with EDAC (collectively, the “Indemnification Agreements”), a form of which is attached to this Schedule 14D-9 as Exhibit (e)(11) and incorporated herein by reference. The Indemnification Agreement clarifies the procedures for seeking indemnification under Article VIII of the Bylaws and the WBCL.

Section 1 of the Indemnification Agreements provides that within five days of receiving a written demand for indemnification from a director or officer, EDAC will either (i) provide a written notice to such director or officer informing him or her that he or she is entitled to indemnification under Article VIII of the Bylaws; or (ii) submit such officer’s or director’s written demand for indemnification to independent legal counsel for review and cause such independent legal counsel to submit, within fifteen days of EDAC’s initial receipt of such written demand, an opinion as to whether or not such director or officer is entitled to indemnification under Article VIII of the Bylaws.

Section 2 of the Indemnification Agreements provides that, should independent legal counsel fail to issue such opinion or issue an opinion that such director or officer would not be permitted to be indemnified (in whole or in part) under applicable law, the director or officer may commence litigation seeking a determination on his or her written demand for indemnification or challenging the independent legal counsel’s opinion that such director or officer may not be indemnified under applicable law.

Section 3 of the Indemnification Agreements provides that, whenever such director or officer institutes a proceeding under the Indemnification Agreements or is a party to a proceeding brought by EDAC under the Indemnification Agreements, such director or officer will be entitled to be paid all expenses incurred in connection with any such proceeding, and will be entitled to the advancement of expenses with respect to such proceeding, regardless of whether or not such director or officer is successful in such proceeding, unless the court hearing such proceeding determines that each of the director’s or officer’s material assertions or material defenses (as the case may be) were made in bad faith or were frivolous.

In addition, Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required or permitted under Sections 180.0850 to 180.0858 of the WBCL for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

Under the Merger Agreement, from the Effective Time, the Surviving Corporation must, and Purchaser must cause the Surviving Corporation to, honor EDAC’s obligations to indemnify and hold harmless each

Indemnified Party (as defined in the Merger Agreement), in accordance with the terms of EDAC’s Amended and Restated Articles of Incorporation, the Bylaws and Indemnification Agreements in effect immediately before the date of the Merger Agreement.

Before closing of the Merger, Surviving Corporation and Purchaser have agreed to either: (i) maintain in effect for six years following the Effective Time current policies of directors’ and officers’ liability insurance maintained by EDAC immediately prior to the Effective Time; or (ii) purchase a six-year “tail” prepaid officers’ and directors’ liability insurance policy that will provide, for six years after the Effective Time, EDAC’s current and former directors and officers who are insured under EDAC’s existing officers’ and directors’ liability insurance policy with insurance and indemnification policy coverage for events occurring at or prior to the Effective Time, that is no less favorable than EDAC’s existing policy; however, the Surviving Corporation will not be required to pay an aggregate amount for such insurance in excess of 250% of the last annual premium paid by EDAC prior to the date of the Merger Agreement for the existing policy.

Voting and Support Agreement.

On March 17, 2013, in connection with the Offer, Lee K. Barba, Joseph P. Lebel, Dominick A. Pagano, Glenn L. Purple, John A. Rolls, Joseph S. Ruggiero, Christopher R. Sansone and Daniel C. Tracy (together, the “Supporting Shareholders”), each solely in their capacity as shareholders of the Company, entered into a Voting and Support Agreement with Parent (the “Voting and Support Agreement”). Under the terms of the Voting and Support Agreement, the Supporting Shareholders have agreed to tender all Shares now held or hereafter acquired by them to the Purchaser in the Offer. The Supporting Shareholders have also agreed to vote such shares in support of the Merger in the event shareholder approval is required to consummate the Merger. The Supporting Shareholders collectively own or have beneficial ownership (as determined in accordance with the rules of the SEC) of 1,474,080 shares of EDAC’s common Stock, or approximately 25.3% of the currently outstanding shares of EDAC’s common stock. Collectively, the Supporting Shareholders have ownership of an aggregate of 958,373 Shares that are able to be tendered in the Offer, or approximately 18% of the issued and outstanding Shares.

Furthermore, each Supporting Shareholder has agreed: (i) not to exercise any of such Supporting Shareholder’s vested options to purchase Shares without the prior consent of the Parent; (ii) not to enter into any agreement that would be inconsistent with or conflict with such Supporting Shareholder’s obligations under the Voting and Support Agreement; and (iii) not to transfer or otherwise take any action that could materially restrict or otherwise affect such Supporting Shareholder’s ability to comply with the Voting and Support Agreement.

The Voting and Support Agreement will terminate at the earlier of: (i) the Effective Time; (ii) termination of the Merger Agreement in accordance with its terms; and (iii) any material modification, waiver or amendment to the Merger Agreement that adversely affects the amount or form of consideration payable to the Supporting Shareholders thereunder. The foregoing summary of the Voting and Support Agreement is qualified in its entirety by reference to the Voting and Support Agreement, which is filed herewith as Exhibit (e)(4) and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transaction”), in consultation with EDAC’s management and its legal and financial advisors, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of EDAC and its shareholders, (ii) adopted, authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the WBCL and (iii) recommended that the shareholders of EDAC accept the Offer, tender their Shares pursuant to the Offer and, if required by the WBCL, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that EDAC’s shareholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Company Board took into account a number of reasons, described under “—Reasons for Recommendation” below.

Copies of the press release issued by EDAC announcing the execution of the Merger Agreement and a letter to EDAC’s shareholders relating to the recommendation of the Company Board are filed as Exhibits (a)(1)(G) and (a)(2) hereto and are incorporated herein by reference.

(b) Background of the Offer

As part of its continuing evaluation of EDAC’s business and potential strategic alternatives, the Company Board and management regularly evaluate EDAC’s business strategy and prospects for growth as an independent company and consider opportunities to improve EDAC’s operations and financial performance in order to enhance value for EDAC’s shareholders. As part of this continuing evaluation, and in light of EDAC’s relatively small market capitalization, the Company Board, in consultation with management and outside legal and financial advisors, has evaluated and pursued a number of opportunities to expand and to diversify EDAC’s business to enhance shareholder value, including strategic asset and stock acquisitions and corporate finance transactions. From time to time, the Company Board has considered the retention of outside financial advisors to assess strategic alternatives, including a potential sale of the Company.

On March 5, 2012, the Company Board held meetings with representatives from two nationally recognized investment banks to discuss their banks’ qualifications (including relevant deal experience in the aerospace and defense industry), their views of the markets in which EDAC operates and the strategic alternatives available to EDAC. On March 29, 2012, members of the Finance Committee met with representatives of Stifel (a nationally recognized investment bank) in New York City to discuss Stifel’s qualifications, its views of the markets in which EDAC operates, and the strategic alternatives available to EDAC. After these meetings, the Company Board decided to continue discussions with Stifel based on Stifel’s relevant experience in the aerospace and defense industry with companies of a similar size to EDAC.

On April 24, 2012, at a regular meeting of the Company Board, with representatives of Stifel and Robinson & Cole LLP, EDAC’s outside legal counsel, which we refer to as R&C, in attendance, Stifel discussed its qualifications with the Company Board, as well as its views of the markets in which EDAC operates and the strategic alternatives available to EDAC, including capital raising transactions and a possible sale of the Company. Around this time, EDAC was in discussions with EBTEC Corporation, which we refer to as EBTEC, regarding a proposed acquisition by EDAC of all of the outstanding stock of EBTEC. At the Company Board’s request, Stifel agreed to analyze and provide input regarding such proposed EBTEC acquisition. The Company Board also requested that management provide further information to Stifel regarding the proposed acquisition of EBTEC and asked that Stifel representatives be available to participate in a conference call with the Company Board on April 26, 2012.

On April 25, 2012, the Company Board met and further discussed the qualifications of Stifel and the potential engagement of Stifel to assist on strategic alternatives available to EDAC, including strategic acquisitions and a possible sale of the Company.

On April 26, 2012, the Company Board held a telephonic meeting, with representatives of Stifel and R&C in attendance, to continue discussions from April 24 in light of additional information provided to Stifel by

EDAC management concerning the proposed acquisition of EBTEC and EDAC’s financing plans related to such acquisition. Representatives of Stifel provided the directors with their analysis regarding the proposed acquisition, its possible effects on EDAC, and possible effects on EDAC of the proposed financing related to such acquisition, and the Company Board engaged in discussions regarding Stifel’s analysis. After this discussion, the Company Board authorized management to continue negotiations regarding the proposed acquisition of EBTEC, which had been ongoing since February 2012, but decided to defer a decision on whether to formally engage Stifel to assist on strategic alternatives available to EDAC until later in the year so that management could focus on other ongoing activities at EDAC at this time, including the acquisition of EBTEC and EDAC’s plans to relocate a portion of EDAC’s operations to a new facility in Plainville, Connecticut, which EDAC had announced earlier in 2012.

Between April 26, 2012 and July 19, 2012, the Company Board continued to evaluate and discuss strategic alternatives, including the proposed EBTEC acquisition and the proposed acquisition of a new state-of-the-art manufacturing facility in Cheshire, Connecticut, as well as capital raising transactions and a possible sale of EDAC.

On May 22, 2012, the Company Board held a meeting, with a representative of R&C in attendance, at which the directors approved EDAC’s proposed acquisition of all of the outstanding stock of EBTEC. On June 1, 2012, EDAC acquired all of the outstanding stock of EBTEC.

On July 2, 2012, EDAC announced the acquisition of its new Cheshire facility, along with a revised facility relocation plan that changed EDAC’s previously announced plan to relocate a portion of its operations to Plainville, Connecticut. The revised facility relocation plan included the consolidation of all of EDAC’s Connecticut operations into the new Cheshire facility, the purchase of new manufacturing equipment for the Cheshire facility and significant electrical, HVAC and other refurbishments at the new Cheshire facility.

As a result of the Company Board’s discussions during this period, and having completed the acquisition of EBTEC and the acquisition of EDAC’s new Cheshire facility, the Company Board determined that it was in the best interests of EDAC’s shareholders to engage Stifel as outside financial advisor to assist the Company Board and management in exploring strategic alternatives, including a potential sale of EDAC. On July 19, 2012, EDAC formally engaged Stifel as its financial advisor in connection with a potential sale of EDAC. Although the Company Board had not ruled out other strategic alternatives, the Company Board instructed Stifel to work with management to prepare materials to use with potential buyers, to identify potential buyers, and to provide Stifel’s analysis regarding potential valuation ranges of EDAC in the event that the Company Board ultimately determined that a sale of EDAC was in the best interests of EDAC’s shareholders.

From July 19, 2012 through October 10, 2012, while the integration of EBTEC and planning for the facility relocation and consolidation progressed, the Company Board continued to discuss strategic alternatives with management and Stifel, including potential capital raising transactions, strategic acquisitions, and a possible sale of EDAC. The Company Board and management believed that the further integration of EBTEC would have a positive effect on EDAC’s operating results, and that if a sale of EDAC were to occur, it would be in the best interests of EDAC’s shareholders to defer any sale until the benefits of the EBTEC acquisition could be more fully reflected in EDAC’s stock price. The Company Board also determined that commencing a sale process at this time would divert management time and attention away from the integration of EBTEC and planning relating to the facility relocation and consolidation of EDAC’s Connecticut operations in the new Cheshire facility, which the Board considered to be strategically important to alleviate capacity constraints and facilitate the production ramp-up required to support EDAC’s growing backlog. Accordingly, during this period, at the Company Board’s direction, Stifel worked with EDAC’s management to prepare a confidential information memorandum for potential buyers and Stifel’s valuation analysis, but did not begin reaching out to potential buyers.

On October 11, 2012, at a meeting of the Company Board, with representatives of Stifel and R&C in attendance, Stifel discussed with the Company Board the names of potential buyers of EDAC and Stifel’s preliminary views on illustrative valuation ranges of EDAC that had been developed after consultation with management. The Company Board directed management to continue to work with Stifel regarding a potential sale transaction, including with regard to optimal timing for starting a sale process, taking into account the continued integration of EBTEC and facility relocation and consolidation plans.

On November 27, 2012, the Company Board held a telephonic meeting, with representatives of Stifel in attendance. At this meeting, the Company Board discussed with Stifel the merits of launching a sale process immediately or waiting until January 2013. After discussing the advantages and disadvantages of proceeding immediately versus waiting until January 2013, including consideration of the significant activities underway at EDAC as described above, the positive effect on value that the further integration of EBTEC might have, the upcoming year-end close and other factors, the Company Board decided that it was in the best interests of EDAC’s shareholders to wait until early January 2013 to begin a sale process.

At the Company Board’s direction, as part of a sale process, Stifel began contacting potential buyers regarding their interest in a potential transaction with EDAC in mid-January 2013. On January 14, 2013, before being contacted by Stifel, Party A, a potential financial acquirer which had previously expressed an interest in entering into a transaction with EDAC, verbally expressed an interest in acquiring EDAC at $16.00 per share, which price Party A indicated could increase subject to additional due diligence that might provide it with a better understanding of certain cost savings. At Stifel’s invitation, Party A accepted an opportunity to meet with management and tour EDAC’s new Cheshire facility on January 23, 2013. Party A indicated that it might submit a written indication of interest after this meeting and tour, but indicated to Stifel that it was not interested in participating in a sale process.

During January and February 2013, as part of a sale process, Stifel contacted 10 potential strategic acquirers and 16 potential financial acquirers (including Greenbriar) in addition to Party A. Stifel informed these parties that they had been identified by EDAC’s management and Stifel as parties potentially interested in entering into a transaction with EDAC. The 10 potential strategic acquirers were identified based on a determination that they might be realistic candidates to complete a possible strategic transaction with EDAC. The 16 potential financial acquirers were identified as parties for whom a transaction with EDAC either fit investment objectives and transaction parameters or might be a strategic fit with one or more of the portfolio companies of the potential financial acquirers, based on Stifel’s and management’s knowledge of the portfolio companies. Specifically, at least 10 of the potential financial buyers owned portfolio companies that Stifel and management believed might be a strategic fit with EDAC.

Of the 26 parties contacted, 3 potential strategic buyers and 10 potential financial buyers entered into confidentiality agreements. The other 13 parties (7 strategic and 6 financial) declined to participate in the sale process. All 13 potential buyers that entered into confidentiality agreements did in fact receive non-public information regarding EDAC. When Stifel provided non-public information regarding EDAC to these potential buyers, Stifel also provided a process letter to such parties that included an initial bid deadline of February 19, 2013. The 10 potential financial buyers who entered into confidentiality agreements and received non-public information regarding EDAC included 4 of the 10 potential financial buyers that Stifel and management previously identified as owning portfolio companies that Stifel and management believed might be a strategic fit with EDAC. Stifel invited all 13 potential buyers that entered into confidentiality agreements and received non-public information regarding EDAC to submit preliminary indications of interest to acquire EDAC.

Of this group of 13, the 3 potential strategic buyers declined to participate further in the sale process after signing a confidentiality agreement and receiving non-public information regarding EDAC.

Of this group of 13, and of the 10 potential financial buyers that signed a confidentiality agreement and received non-public information regarding EDAC, 8 such potential buyers declined to participate further in the sale process. Of the 2 remaining potential financial buyers that signed a confidentiality agreement and received non-public information regarding EDAC, 1 of them, Party B, was previously identified by Stifel as owning a portfolio company that Stifel believed might be a strategic fit with EDAC. These 2 potential financial buyers were Greenbriar and Party B.

On February 19, 2013, Party B submitted a preliminary indication of interest to acquire EDAC at a potential per share value ranging from $15.75 to $17.25 per share in cash.

On February 20, 2013, Greenbriar, submitted a preliminary indication of interest to acquire EDAC at a potential per share value ranging from $16.00 to $18.00 per share in cash.

On February 20, 2013, the Company Board held a telephonic meeting, with representatives of Stifel and R&C in attendance. Stifel summarized the developments in the sale process since its last update to the Company Board, including the indications of interest received from Greenbriar and Party B. The Company Board instructed Stifel to contact Party A (which had previously indicated that it did not want to be part of the sale process, but had expressed verbally an interest in acquiring EDAC at a price of $16.00 per share) to see if it was interested in submitting a written indication of interest. Later that day, Stifel executed the Board’s instruction and contacted Party A.

On February 21, 2013, Party C (a potential financial buyer), who had not been contacted by Stifel as part of the sale process, contacted Stifel and expressed interest in participating in the sale process. Party C entered into a confidentiality agreement with EDAC and was provided non-public information concerning EDAC.

Late in the evening on February 21, 2013, Party A submitted a preliminary indication of interest at $17.00 per share, which was conditioned on EDAC entering into a 45-day exclusivity agreement with Party A by February 27, 2013 at 5:00 p.m. Eastern time.

On February 22, 2013, the Company Board held a telephonic meeting, with representatives of Stifel and R&C in attendance. Stifel described the three indications of interest received to date from Greenbriar, Party A and Party B, and discussed the Company Board’s options for how to proceed with respect to each of the bidders, as well as Party C, which had not yet submitted an indication of interest, including the appropriate strategy to maximize the potential sale price of EDAC. The Company Board determined that the valuation ranges reflected by the indications of interest were in an acceptable range and would result in significant value to EDAC’s shareholders if a sale were to be consummated, and unanimously agreed that the sale process should continue and that Stifel should invite Greenbriar and Party B to attend a management presentation on either February 25 or 26, 2013. Because Party A had previously attended a management presentation and facility tour on January 23, 2013, the Company Board did not instruct Stifel to invite Party A to a management presentation. In consideration of the fact that Party A’s indication of interest was set to expire on February 27, 2013, the Company Board instructed Stifel to ask each party to re-submit a revised preliminary indication of interest by February 27, 2013. The Company Board also instructed Stifel to contact Party C to see if Party C intended to submit an indication of interest. Later that day, Stifel executed the Company’s Board’s instructions.

On February 23, 2013, Party C submitted a preliminary indication of interest to acquire EDAC at a potential per share value ranging from $16.50 to $17.50 per share in cash, and was subsequently invited to a management presentation on February 26, 2013. Party C was unable to meet the Company Board’s timeline for attending a management presentation and submitting a revised indication of interest and, as a result, did not attend a management presentation and did not submit any further bids.

On February 25, 2013, EDAC management and representatives of Stifel met separately with representatives from Greenbriar and Party B to provide a detailed overview of EDAC’s business.

On February 27, 2013, Greenbriar submitted a revised indication of interest at $17.00 per share in cash, in which Greenbriar indicated that it was prepared to fund 100% of the purchase price with its equity capital, that its proposal was not conditioned on obtaining debt financing, and that it required a two-week exclusivity agreement before signing a definitive agreement. On that same day, Party B submitted a revised indication of interest at a range of $16.50 to $17.50 per share in cash, which indicated that, although debt financing would be needed to close a transaction, Party B did not expect that definitive documentation would contain a financing condition. Party B also requested a 45-day exclusivity period before signing a definitive agreement. After receipt of these revised bids from Greenbriar and Party B, the Company Board held a telephonic meeting that same day, with representatives of Stifel and R&C in attendance. The Company Board and its advisors discussed the revised bids and strategic options and considered how best to maximize shareholder value. Following that discussion, the Company Board unanimously decided to instruct Stifel to contact Party A, Party B and Greenbriar and inform them that no bidder had distinguished itself from any other bidder. Stifel was further instructed to ask each party to submit a “best and final bid” to differentiate its bid from all other bids. Stifel was instructed to ask each bidder to respond not only with a “best and final” price, but also on timing, and whether there was a need for a financing contingency. Stifel executed the Company Board’s instruction later that day.

On February 28, 2013, Party A indicated verbally to Stifel that it would not increase its offer of $17.00 per share, that it might be able to reduce its 45-day requirement for due diligence and exclusivity to a shorter period, and that it would not otherwise change the terms of its February 21, 2013 preliminary indication of interest. That same day, Party B re-submitted its offer at $17.50 per share, indicating that definitive documentation would not include a financing contingency, and requesting a 21-day period of exclusivity prior to signing a definitive agreement. That same day, Greenbriar increased its offer to $17.75 per share, maintaining its no financing contingency and commitment to fund 100% of the purchase price with its equity capital, and requesting a two-week exclusivity requirement prior to signing a definitive agreement.

On March 1, 2013, the Company Board held a telephonic meeting, with representatives of Stifel and R&C in attendance. With its advisors, the Company Board discussed the most recent non-binding indications of interest. After discussion, the Company Board unanimously voted to enter into a two-week period of exclusivity with Greenbriar based on the fact that Greenbriar offered the highest price per share, the fastest timeline and, in the Company Board’s view, the highest certainty of completion. Representatives of Stifel informed Greenbriar of the Board’s decision, and later that day, EDAC and Greenbriar entered into an agreement providing for exclusive negotiations between the parties until 11:59 p.m. (Eastern time) on March 17, 2013. Stifel informed Party A and Party B that EDAC had entered into exclusive negotiations with another party.

From March 2 to March 17, 2013, Greenbriar and its representatives conducted extensive on-site and electronic business, financial and legal due diligence. In parallel with the ongoing due diligence, R&C negotiated the Merger Agreement and other ancillary documents with Kirkland & Ellis LLP, counsel to Greenbriar, which we refer to as K&E.

On March 2, 2013, Stifel provided Greenbriar and its advisors with access to the Company’s online data room, pursuant to the existing confidentiality agreement between the parties, which data room included additional non-public information regarding EDAC. Later that day, representatives of R&C spoke to representatives of K&E, regarding possible acquisition structures, including a one-step merger or a tender offer followed by a second-step merger, and certain other proposed deal terms.

Late in the evening of March 4, 2013, K&E communicated to R&C a proposed tender offer acquisition structure, that included a number of conditions that Greenbriar would require in order to proceed with a tender offer acquisition structure, and which K&E and Greenbriar believed offered a shorter path to closing than a one-step merger.

On March 5, 2013, the Company Board held a regularly-scheduled board meeting, with a representative of R&C in attendance. The Company Board and R&C discussed the status of the proposed transaction with Greenbriar and the alternative structures that the proposed transaction could take, including a one-step merger and a tender offer followed by a second-step merger, as well as K&E’s proposal from the previous evening. A representative of Stifel participated by teleconference for part of this discussion. During a break in the meeting, representatives from Greenbriar, who were at EDAC’s facility conducting due diligence, introduced themselves to the Company Board, discussed with the Company Board Greenbriar’s familiarity with the industries in which EDAC operates, and offered to answer any questions the Company Board might have regarding Greenbriar.

On March 7, 2013, R&C provided a draft Merger Agreement to K&E for a one-step merger. The draft Merger Agreement included a proposed termination fee of $2.0 million that would be payable to Parent if the Company Board changed its recommendation relating to the proposed transaction or elected to terminate the Merger Agreement in order to accept a superior proposal. R&C and K&E discussed the terms of the Merger Agreement in the following days.

On March 11, 2013, K&E distributed a revised draft of the Merger Agreement to R&C, which changed certain proposed deal terms and remedies provisions from those proposed by R&C in the prior draft, including a termination fee of $5.5 million and a requirement that EDAC reimburse Parent’s expenses up to the amount of the termination fee in certain circumstances. Also on March 11, 2013, Greenbriar and its counsel distributed a draft Voting and Support Agreement, which was to be executed by certain members of the Company Board and senior management in connection with the transaction. Under the proposed terms of the Voting and Support Agreement, the Company Board and members of senior management (solely in their capacities as shareholders of EDAC) would agree to vote their Shares in favor of the Merger, to be signed contemporaneous with the Merger Agreement.

On March 12, 2013, representatives of K&E and R&C convened a conference call to discuss how to structure the transaction. K&E and R&C agreed that structuring the transaction as a tender offer followed by a second-step merger would likely expedite a closing, although Greenbriar continued to require that a tender offer structure be coupled with certain other deal terms, including a higher termination fee and expense reimbursement cap, as well as a requirement that the Company Board not have the ability to change its recommendation to shareholders if a superior proposal were to emerge.

On the morning of March 13, 2013, representatives of K&E, Quarles & Brady LLP, Wisconsin counsel to Greenbriar, R&C, and Godfrey & Kahn, S.C., Wisconsin counsel to the Company, convened a follow-up call to continue the discussions of March 12, 2013. The parties agreed during that call that the transaction should be structured as a tender offer followed by a second-step merger. Later that evening, R&C distributed a revised draft of the Merger Agreement to K&E, which contained a number of revisions, including a proposed $3.2 million termination fee, but did not yet update the transaction structure agreed during the March 13, 2013 call.

In the early morning of March 15, 2013, K&E distributed a further revised draft of the Merger Agreement. Although the revised draft continued to reflect a one-step merger structure, the cover email attaching the draft indicated that K&E would circulate a revised draft no later than the next day that reflected a tender offer structure. The revised draft also included a placeholder for the amount of the termination fee and a note to discuss with the Company and its advisors. Additionally, the revised draft proposed to cap the Company’s expense reimbursement obligation at $3.0 million. Later in the day on March 15, 2013, K&E distributed a further revised draft of the Merger Agreement reflecting a tender offer structure.

On March 15, 2013, representatives of R&C, the Company, Stifel, Greenbriar, and K&E convened a conference call to resolve the remaining open items in the Merger Agreement. During that call, the group agreed to adopt a tender offer acquisition structure. In response to Greenbriar’s earlier request to preclude the Company Board from changing its recommendation to shareholders if a superior proposal emerged, R&C emphasized the need to revise the current draft so as to provide the Company Board with the ability to change its recommendation to shareholders in the event of a superior proposal. Additionally, R&C emphasized the need to include a termination fee lower than Greenbriar’s proposal of $5.5 million and to include an expense reimbursement cap lower than $3.0 million. After a short break, the parties reconvened and agreed that the draft

Merger Agreement would be revised to provide that the Company Board could change its recommendation in the event of a superior proposal and would include a termination fee of $4.5 million and an expense reimbursement cap of $2.75 million. Later in the day on March 15, 2013, representatives of R&C and K&E convened several conference calls to finalize the terms of the Merger Agreement and negotiate the terms of the limited guarantee and equity commitment letter.

On March 16 and the early morning of March 17, 2013, K&E continued to negotiate with R&C in an effort to finalize the Merger Agreement and related transaction documents.

By late in the evening on March 16, 2013, the Merger Agreement and other ancillary documents had been substantially finalized to a point where R&C and management believed they were in such form that they could be presented to the Company Board.

On March 17, 2013, the Company Board held a telephonic meeting, with representatives of Stifel and R&C in attendance, to consider and discuss the terms of the proposed transaction. One of the directors was absent from this meeting, but was subsequently briefed and supported the Merger Agreement and the related transactions. Representatives from R&C updated the Company Board on the outcome of negotiations with Greenbriar and its counsel and reviewed with the Company Board in detail the terms of the Merger Agreement and related documents that had been negotiated with Greenbriar and its counsel, including the terms on which the Company Board would have the ability to consider a superior proposal if one were to emerge.

Representatives of Stifel then reviewed for the Company Board the process relating to the sale of EDAC that had been undertaken since January and summarized the terms of Greenbriar’s proposal. Stifel then delivered its oral opinion to the Company Board, which was subsequently affirmed by delivery of a written opinion dated March 17, 2013, to the effect that, as of the date of the opinion and based upon and subject to assumptions made, procedures followed, matters considered and limitations of the review undertaken in the opinion, the $17.75 per share consideration to be received by the holders of shares was fair to such holders, from a financial point of view. Discussions among Company Board members and representatives from Stifel and R&C continued. After there were no further questions for Stifel, the representatives from Stifel were excused.

The Company Board then continued its discussions with representatives of R&C. At this point, one of the directors indicated that he had to excuse himself from the meeting, but before his departure, the director expressed his approval of the resolutions that were distributed to the directors prior to the meeting and his full support for the Merger Agreement and related transactions. R&C then reviewed with the Company Board certain resolutions relating to the Merger Agreement, the transactions contemplated by the Merger Agreement, and certain related matters, which had previously been provided to the directors for their review. After further discussion of the proposed transactions and the matters described in such resolutions, the directors present at the meeting unanimously adopted such resolutions, including resolutions declaring that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable, fair to, and in the best interests of EDAC and its shareholders. The directors present at the meeting also unanimously approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and authorized EDAC to execute and deliver the Merger Agreement. Following the vote, R&C, in consultation with management, finalized the terms of the Merger Agreement and related documents with K&E. Following the meeting of the Company Board on March 17, 2013, after all directors had been provided with all materials presented to the Company Board by its advisors, all of the directors of the Company executed a Unanimous Written Consent of Directors, adopting and approving all of the resolutions that were adopted and approved by the directors present at the March 17, 2013 meeting.

Later on March 17, 2013, the Merger Agreement was executed and delivered by EDAC, Parent and Purchaser, each of the Greenbriar Funds and Parent executed and delivered the Equity Commitment Letter, and each of the Greenbriar Funds and EDAC executed the Limited Guarantee. On the morning of March 18, 2013, before markets opened, EDAC issued a press release announcing the signing of the Merger Agreement and the transactions contemplated thereby.

(c) Reasons for Recommendation

Reasons for the Recommendation of the Company Board

The Company Board, in evaluating the Offer, consulted with EDAC’s senior management and its legal and financial advisors, and, in reaching its unanimous decision to (i) determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of EDAC and its shareholders, (ii) adopt, authorize and approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the WBCL and (iii) recommend that the shareholders of EDAC accept the Offer, tender their Shares pursuant to the Offer and, if required by the WBCL, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, considered and evaluated a number of factors, including:

•

Prospects of EDAC as an Independent Public Company. The Company Board has knowledge and familiarity with EDAC’s business, financial condition and results of operations, as well as EDAC’s financial outlook and prospects if it were to remain an independent public company. The Company Board discussed and considered EDAC’s (i) recent financial performance; (ii) availability of capital; (iii) current financial outlook, including EDAC’s forecasted revenues, EBITDA margins, and prospects for continued growth; and (iv) risks and uncertainties associated with achieving and executing EDAC’s business plans and strategy, including that such plans required significant acquisitions and internal growth. The Company Board also considered the highly competitive and rapidly evolving environment in which EDAC operates and would be expected to operate in the future.

•

Transaction Process. The Company Board considered and reviewed the results of the comprehensive auction process conducted by Stifel, EDAC’s financial advisor, as more fully described above in the section entitled “Item 4. The Solicitation or Recommendation—(b) Background of the Offer”. By February 19, 2013, Stifel had contacted 27 parties (including Greenbriar and other strategic and financial buyers) regarding their interest in a potential transaction with the Company. Of those 27 parties, only three parties in addition to Greenbriar submitted indications of interest, and none of those parties indicated that they would be in a position to make a binding proposal with a higher value than the transaction with Greenbriar.

•

Consideration of Strategic Alternatives. The Company Board considered, in consultation with EDAC’s senior management and legal and financial advisors, the possibility of continuing to operate as an independent public company and the possibility of growing EDAC’s business through acquisitions and internal growth, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities. Ultimately, the Company Board’s assessment was that no alternative was reasonably likely to create greater value for the Company’s shareholders than the Offer and the Merger, taking into account risks of execution as well as business, competitive, industry and market risk.

•

Fairness Opinion. The Company Board considered the opinion of the Company’s financial advisor, Stifel, dated March 17, 2013. Stifel presented certain financial analyses and delivered its opinion, addressed to the Company Board, that, as of the date of its opinion and subject to the various limitations, qualifications and assumptions set forth therein, the $17.75 per Share consideration to be received by EDAC’s shareholders in the Offer and Merger was fair from a financial point of view to such holders, as more fully described below in the section entitled “Item 4. The Solicitation or Recommendation—Opinion of Financial Advisor to the Company Board” and as set forth in the full text of such opinion attached hereto as Annex A.

•

Premium to Current and Historical Trading Prices of Shares. The relationship of the Offer Price of $17.75 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represents an implied premium of approximately 8.0% to the closing price on March 15, 2013 (the last full trading day prior to the announcement), an implied premium of approximately 19.8% to the average per Share closing price for the 30-day period ended on March 15,

2013 and a premium of approximately 34.1% to the average per Share closing price for the one-year period ended on March 15, 2013.

•

Certainty of Value. The Company Board considered that the form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders while avoiding potential long-term business risk.

•

Loss of Potentially Unique Opportunity. The Company Board considered that if EDAC declined to approve Parent’s proposal, there was no assurance that there would be another opportunity for EDAC’s shareholders to receive from Parent or any other person as significant a premium for the Shares as that contemplated by the Merger Agreement.

•

Timing of Completion. The Company Board considered that by structuring the transaction as a tender offer for all outstanding Shares, Shareholders of EDAC would be able to receive the Offer Price in a relatively short time frame. Specifically, pursuant to the terms of the Merger Agreement, the Offer must be commenced by March 26, 2013 and unless the Offer is extended pursuant to the terms of the Merger Agreement, the Offer will expire at midnight, New York City time, on Tuesday, April 23, 2013, which is the 20th business day after the date the Offer will be commenced.

•

Benefits to Other Constituencies. Section 180.0827 of the WBCL expressly authorizes the Company Board to consider the interests of constituencies of EDAC other than its shareholders. In addition to the benefits to EDAC’s shareholders discussed herein, the Company Board believes that the Merger Agreement and the transactions contemplated thereby are in the best interests of EDAC’s employees, suppliers, customers and the communities in which EDAC operates.

•

Terms of Merger Agreement. The Company Board considered the terms of the Merger Agreement, including the respective representations, warranties, covenants, termination rights and remedies of the parties, and termination fees payable by EDAC:

•

Ability to Respond to Unsolicited Proposals. The Company Board considered the ability of EDAC to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited proposal for a business combination from a third party prior to completion of the Offer, the right of the Company Board after complying with the terms of the Merger Agreement to terminate the Merger Agreement in order to accept a superior proposal upon payment of a termination fee of $4,500,000, and the belief of the Company Board, after discussion with EDAC’s advisors, that the termination fee should not deter any interested third party from making, or inhibit the Company Board from approving, a Superior Proposal.

•

Ability to Change Recommendation. The Company Board considered that, under the Merger Agreement, it is allowed, subject to certain conditions set forth in the Merger Agreement, to change its recommendation to EDAC’s shareholders with respect to the Offer and the Merger if the failure to take such action would be inconsistent with the Company Board’s fiduciary duties.

•

Termination Fee. The Company Board considered that the termination fee of $4,500,000 to Parent was equal to approximately 4.3% of EDAC’s equity value in the transactions contemplated by the Merger Agreement, which the Company Board believed to be reasonable and not a fee that would likely deter a third party from making a Superior Proposal.

•

Exception to Support Agreements. The Company Board considered that the Voting and Support Agreement will terminate under certain circumstances including if EDAC terminates the Merger Agreement in connection with a Superior Proposal, thereby permitting the Supporting Shareholders to support the Superior Proposal. The Company Board also considered that the Support Agreement does not preclude them from exercising their fiduciary duties as directors and officers of EDAC in the event of a Superior Proposal.

•	No Financing Condition; Equity Commitment Letter. The Company Board considered that Parent had received an executed Equity Commitment Letter from the Greenbriar Funds for

$141,768,998.81, and the fact that as a “third party beneficiary” of that letter, EDAC could enforce Parent’s rights thereunder. The Company Board also considered the limited conditions to the obligations of Parent to fund under the Equity Commitment Letter, the absence of a financing condition in the Merger Agreement, and the representations of Parent and Purchaser in the Merger Agreement that they will have all of the funds available at the expiration of the Offer and the effective time of the Merger (assuming the respective conditions to the Offer and Merger have been satisfied) that are necessary to accept for payment and pay for any outstanding Shares pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement.

•

Extension of Offer. The Company Board considered that the Merger Agreement provides that the Purchaser would be required to extend the Offer beyond the initial expiration date of the Offer if requested by EDAC or if certain conditions to the consummation of the Offer are not satisfied as of the initial or subsequent expiration date of the Offer.

•

Top-Up Option. The Company Board considered that Purchaser had been granted the Top-Up Option, which permits Purchaser to purchase from EDAC, under certain circumstances at or following consummation of the Offer, at a price per share equal to the Offer Price, up to a number of additional Shares to cause Purchaser to own a sufficient number of Shares to permit Purchaser to consummate the Merger as a short-form merger under the WBCL and therefore deliver the cash Merger consideration to EDAC’s shareholders more quickly. For a further discussion of the Top-Up Option, see “Item 8. Additional Information—Top-Up Option” below.

•

End Date. The Company Board considered the provision of the Merger Agreement allowing EDAC to terminate the Merger Agreement if Shares have not been accepted for payment by Purchaser prior to September 30, 2013.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Offer and the Merger. These factors included the following:

•

No Shareholder Participation in Future Growth or Earnings. EDAC’s public shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the Effective Time of the Merger.

•	Transaction Process. The Merger Agreement imposes restrictions on EDAC’s ability to solicit competing acquisition proposals and does not include a “go-shop” provision.

•

Termination Fee. If the Company terminates the Merger Agreement to accept a Superior Proposal, a termination fee of $4,500,000 (or approximately 4.3% of the equity value of the transaction) will be payable by EDAC to Parent.

•

Closing Conditions. The completion of the Offer and the Merger would require antitrust clearance and the satisfaction of other closing conditions that are not within EDAC’s control, including that no material adverse effect on EDAC has occurred.

•	Taxable Consideration. The gains from the transactions contemplated by the Merger Agreement would be taxable to shareholders who are “United States persons” for U.S. federal income tax purposes.

•

Business Disruption Resulting from Offer. The possible disruption to EDAC’s business and the possible effect on the ability of EDAC to attract and retain key personnel that may result from the announcement of the Offer and the Merger and the resulting distraction of the attention of EDAC’s management.

•

Potential Conflicts of Interest. That EDAC’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of EDAC’s other shareholders. For a further discussion of such conflicts of interest, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. The restrictions imposed by the Merger Agreement on the conduct of EDAC’s business prior to completion of the Offer and the Merger, which could delay or prevent EDAC from undertaking business opportunities that may arise during that time.

•

Parent Control of Company Board after Completion of Offer. The provisions of the Merger Agreement that provide, subject to certain conditions, Parent or Purchaser with the ability to obtain representation on the Company Board proportional to Parent or Purchaser’s ownership of Shares during the time period between completion of the Offer and the Effective Time.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to EDAC if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships, and the payment by EDAC of its expenses associated with the Offer and Merger.

Considerations of the Company Board

The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement and the transactions proposed thereby. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of EDAC, in consultation with EDAC’s management and legal and financial advisors. In light of the variety of factors and amount of information that the Company Board considered, the members of the Company Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Company Board was made after considering the totality of the information and factors involved. Individual members of the Company Board may have given different weight to different factors. In addition, in arriving at its recommendation, the Company Board was aware of the interests of certain officers and directors of EDAC as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements.”

Recommendation of the Company Board

In light of the factors described above, the Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, advisable and in the best interests of EDAC and its shareholders, (ii) adopted, authorized and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the WBCL and (iii) recommended that the shareholders of EDAC accept the Offer, tender their Shares pursuant to the Offer and, if required by the WBCL, approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.

Opinion of Financial Advisor to the Company Board

The Company retained Stifel on July 19, 2012 to act as its financial advisor in connection with a possible sale of the Company. On March 17, 2013, Stifel delivered to the Company Board its written opinion that, as of that date and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such opinion, the consideration to be received by holders of Shares in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The Company did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its opinion. In selecting Stifel, the Company Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the aerospace and defense industry and in providing strategic advisory services in general. Stifel, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Stifel and its clients may transact in the equity securities of the Company or affiliates or portfolio companies of Greenbriar and may at any time hold a long or short portion in such securities.

The full text of the written opinion that Stifel delivered to the Company Board is attached as Annex A to this Schedule 14D-9. You should read this opinion carefully and in its entirety. However, the Company has included the following summary of the Stifel opinion, which is qualified in its entirety by reference to the full text of the opinion attached as Annex A to this Schedule 14D-9.

Stifel’s opinion was for the information of, and directed to, the Company Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. The opinion does not constitute a recommendation to any holders of Shares as to whether to tender Shares into the Offer or how any such holder of Shares should vote at any shareholders’ meeting at which the Merger is considered. The opinion does not compare the relative merits of the Transaction with any other alternatives or business strategies that may have been available to the Company. Further, it does not address the underlying business decision by the Company Board or the Company to proceed with or effect the Transaction.

In connection with its opinion, Stifel, among other things:

•	discussed the Transaction and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated March 17, 2013;

•

reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three fiscal years ended January 1, 2011, December 31, 2011 and December 29, 2012 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended September 29, 2012;

•	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company;

•

reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

•	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel considered relevant to its analysis;

•	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel considered relevant to its analysis;

•	participated in certain discussions and negotiations between representatives of the Company and Greenbriar;

•	reviewed the reported prices and trading activity of the Company’s common stock;

•	considered the results of its efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

•	conducted such other financial studies, analyses and investigations and considered such other information as it deemed necessary or appropriate for purposes of its opinion; and

•

took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the Company’s industry generally.

In connection with its review, Stifel, relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information that was provided to Stifel by or on behalf of the Company or that was otherwise reviewed by Stifel, and Stifel did not assume any responsibility to independently verify, and did not independently verify, any of such information.

With respect to the financial forecasts supplied to Stifel by the Company, Stifel assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which Stifel could form its opinion. The forecasts and projections were not prepared with the expectation of public disclosure and are based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel relied on this projected financial information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Stifel assumed there have been no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to Stifel; Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, nor was Stifel furnished with any such evaluation or appraisal. Stifel does not purport that estimates of values of companies and assets are appraisals or necessarily reflect the prices at which companies or assets may actually be sold and, because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

Stifel also made the following assumptions with the consent of the Company Board:

•	there were no factors that would delay or subject to any adverse conditions any regulatory or governmental approval necessary for the Transaction;

•	the definitive Merger Agreement would not differ materially from the March 17, 2013 draft it reviewed;

•

the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Transaction;

•

the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations; and

•

the Company relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

In addition:

•

Stifel’s opinion was limited to whether, as of the date of its opinion, the consideration of $17.75 in cash per Share was fair from a financial point of view to the shareholders of EDAC. The opinion does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its shareholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise.

•	Stifel’s opinion does not consider, address or include:

•	any other strategic alternatives currently (or which have been or may be) contemplated by the Company Board or the Company;

•	the legal, tax or accounting consequences of the Transaction on the Company or the holders of Shares;

•

the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities;

•

the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; and

•

whether Parent or Purchaser has sufficient cash, available lines of credit or other sources of funds to enable it to pay the consideration to the shareholders at the closing of the Offer or the Merger.

•

Furthermore, Stifel does not express any opinion as to the prices, trading range or volume at which the Company’s securities will trade following public announcement or consummation of the Transaction.

•

Stifel’s opinion was based on economic, market, financial and other conditions as in effect on, and the information made available to Stifel as of, the date of its opinion. Accordingly, though subsequent developments may affect its opinion, Stifel has not assumed any obligation to update, revise or reaffirm its opinion.

The summary set forth below does not purport to be a complete description of the analyses performed by Stifel, but describes, in summary form, the material elements of the presentation that Stifel made to the Board on March 17, 2013, in connection with Stifel’s opinion.

In accordance with customary investment banking practice, Stifel employed generally accepted valuation methods and financial analyses in reaching its opinion. The following represents a brief summary of the material financial analyses performed by Stifel in connection with providing its opinion to the Company Board. These summaries of financial analyses alone do not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel. The summary text set forth below does not represent and should not be viewed by anyone as constituting conclusions reached by Stifel with respect to any of the analyses performed by it in connection with its opinion. Rather, Stifel made its determination as to the fairness of the consideration to be received in the Offer and the Merger by shareholders, from a financial point of view and as of the date of Stifel’s opinion, to such holders on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before March 15, 2013, the last trading day prior to the date upon which Stifel delivered its opinion to the Company Board, and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In conducting its analysis, Stifel used four primary methodologies: selected companies analysis; selected precedent transactions analysis; discounted cash flow analysis; and discounted equity analysis. No individual methodology was given a specific weight, nor can any methodology be viewed individually. Additionally, no company or transaction used in any analysis as a comparison is identical to the Company or the Transaction, and they all differ in material ways. Accordingly, an analysis of the results described below is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied equity value of the Company. Each of these analyses yielded a range of implied equity values, and therefore, such implied equity value ranges developed from these analyses were viewed by Stifel collectively and not individually.

Selected Companies Analysis. Based on public and other available information, Stifel calculated the Company’s implied enterprise value (which Stifel defined as fully diluted market capitalization, plus total debt and unfunded pension liabilities less cash and cash equivalents) and the Company’s implied fully diluted equity value, in each case, using multiples of last twelve months (“LTM”) earnings before interest, taxes, stock-based compensation, depreciation and amortization, or EBITDA, and net income, and projected calendar year (“CY”) 2013 and CY 2014 EBITDA and net income, which multiples were implied by the estimated enterprise values and equity values, and projected EBITDA and net income of the selected companies listed below. LTM and projected CY 2013 and CY 2014 information for the Company was provided by company management. Projections for the selected companies were based upon First Call Consensus estimates, publicly available investment banking research and public filings as of March 15, 2013.

Aerospace & Defense

•	AAR Corporation;

•	CPI Aerostructures Inc.;

•	Ducommon Inc.;

•	Kaman Corp;

•	LMI Aerospace Inc.; and

•	Triumph Group Inc.

The following table sets forth the multiples indicated by this analysis:

	First Quartile	Median	Mean	Third Quartile
Enterprise Value to:
LTM EBITDA	6.4x	7.6x	8.0x	9.3x
CY 2013 Projected (“P”) EBITDA	6.2x	7.1x	7.7x	9.0x
CY 2014P EBITDA	5.7x	6.0x	6.4x	6.0x

Equity Value to:
LTM net income	11.2x	11.6x	12.1x	14.0x
CY 2013P net income	9.6x	9.9x	10.8x	11.6x
CY 2014P net income	8.1x	8.7x	9.4x	10.6x

The multiples derived from the implied estimated enterprise values and equity values, and applicable EBITDA and net income of the companies listed above, were calculated using data that excluded all extraordinary items and non-recurring charges.

The ranges of implied Company per share equity values below were each calculated based on a range of EBITDA or net income multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected companies listed above. In each case, Stifel multiplied these ranges of EBITDA multiples by the Company’s actual or estimated EBITDA, as applicable, to calculate enterprise value, and subtracted the Company’s net debt position (calculated as total debt and unfunded pension liabilities less cash and cash equivalents) to derive equity value. Using the Treasury Stock Method, Stifel then derived the Company’s implied per share equity value. Stifel also multiplied these ranges of EBITDA multiples by the Company’s actual or estimated net income, as applicable, to calculate equity value. Using the Treasury Stock Method to calculate the Company fully diluted shares outstanding, Stifel then derived the Company’s implied per share equity value.

	Low	High
Enterprise Value to:
LTM EBITDA	$10.28	$18.23
CY 2013P EBITDA	$11.86	$20.21
CY 2014P EBITDA	$12.93	$13.89

Equity Value to:
LTM Net Income	$11.68	$14.56
CY 2013P Net Income	$10.05	$12.16
CY 2014P Net Income	$10.47	$13.74

Stifel noted that the value of the per Share consideration to be received by holders of the Company’s common stock pursuant to the Offer and the Merger was $17.75.

Stifel selected the six companies listed above because in its judgment those companies have operations similar to certain operations of the Company. However, no company utilized in the selected companies analysis is identical to the Company. In evaluating comparable companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in the Company’s financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data.

Selected Transactions Analysis. Based on public and other available information, Stifel calculated the Company’s implied enterprise value based on multiples of LTM EBITDA, implied by 29 acquisitions of companies listed below in the aerospace and defense industries that had been announced since January 1, 2011. The acquisitions reviewed in this analysis were the following:

Effective Date	Acquirer	Target
Pending	GenCorp Inc.	Pratt & Whitney Rocketdyne
12/31/12	LMI Aerospace Inc.	Valent Aerostructures
12/21/12	Precision Castparts Corp.	Titanium Metals Corp.
11/28/12	3M CO.	Ceradyne, Inc.
11/05/12	Senior plc	GAMFG Precision LLC
09/28/12	GKN plc	Volvo Aero Corp
09/10/12	Celestica, Inc.	D&H Manufacturing Company
08/31/12	Precision Castparts Corp.	Aerostructure and Industrial Products operations of Heroux-Devtek, Inc.
08/08/12	Mercury Computer Systems, Inc.	Micronetics Inc.
07/31/12	Moog, Inc.	Ampac-ISP Corp., LLC
07/02/12	Kratos Defense & Security Solutions, Inc.	Composite Engineering, Inc.
06/08/12	Viasystems Group, Inc.	Ddi Corp.
06/01/12	EDAC Technologies Corp.	EBTEC Corporation
05/25/12	Precision Aerospace Components, Inc.	FDMC
02/15/12	TransDigm Group, Inc.	Amsafe Global Holdings, Inc.
02/14/12	RTI International Metals, Inc.	Remmele Engineering, Inc.
02/07/12	L-3 Communications	Kollmorgen Electro-Optical
01/30/12	B/E Aerospace, Inc.	UFC Aerospace Corp.
12/20/11	General Dynamics Corp.	Force Protection, Inc.
08/22/11	Honeywell International, Inc.	EMS Technologies, Inc.
07/25/11	Carpenter Technology Corp.	Latrobe Specialty Metals, Inc.
07/1/11	The Timken Co.	Philadelphia Gear Corp.
06/28/11	Ducommun Technologies, Inc.	LaBarge Inc.
06/01/11	API Technologies Corp.	Spectrum Control, Inc.
05/31/11	Microsemi Corporation	AML Communications, Inc.
05/09/11	Allegheny Technologies, Inc.	Ladish Co., Inc.
04/26/11	Meggitt plc	Danaher Corp.’s Pacific Scientific Aerospace business
03/29/11	Kratos Defense & Security Solutions, Inc.	Herley Industries, Inc.
02/11/11	Veritas Capital	CPI International, Inc.

The following table sets forth the multiples indicated by this analysis:

Enterprise Value to:	First Quartile	Median	Mean	Third Quartile
LTM EBITDA	7.5x	9.3x	9.4x	11.0x

The ranges of implied Company per share equity values below were each calculated based on a range of EBITDA multiples in the first quartile to third quartile of the multiples derived by Stifel for the selected transaction listed above. In each case, Stifel multiplied this range of EBITDA multiples by the Company’s actual EBITDA to calculate enterprise value, and subtracted the Company’s net debt position to derive equity value.

Using the Treasury Stock Method to calculate the Company fully diluted shares outstanding, Stifel then derived the Company’s implied per share equity value.

Enterprise Value to:	Low	High
LTM EBITDA	$13.32	$22.16

Stifel noted that the value of the per share consideration to be received by holders of the Company’s common stock pursuant to the Offer and the Merger was $17.75.

No transaction used in the selected precedent transactions analysis is identical to the Transaction. However, Stifel chose such transactions based on, among other things, a review of transactions involving companies in the aerospace and defense industries announced since January 1, 2011, Stifel’s knowledge about the Company, the industries in which the Company operates, the geographical and operational nature of the Company’s business and the similarity of the applicable target companies in the selected precedent transactions to the Company with respect to the size, mix, margins and other characteristics of their businesses. Accordingly, an analysis of the results of the foregoing is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies and other factors that could affect the public trading value of the companies and the transactions to which the Company and the Transaction are being compared.

Discounted Cash Flow Analysis. Stifel performed a discounted cash flow analysis of the Company based on the forecasts prepared by the management of the Company through 2017. Stifel estimated the terminal value of the projected cash flows by applying exit multiples to the Company’s estimated 2017 EBITDA, which multiples ranged from 7.0x to 9.0x (based on publicly available information concerning selected merger and acquisition transactions considered relevant, selected public companies considered relevant, and other studies, analyses and experience). Stifel then discounted the cash flows projected through 2017 and the terminal value to present values using discount rates from 11.2% to 13.2%. These discount rates were selected by Stifel based on a weighted average cost of capital analysis of the six aerospace and defense companies listed above under “Selected Companies Analysis.” This analysis indicated a range of aggregate values, which were then decreased by the Company’s net debt, to calculate a range of equity values. These equity values were then divided by fully diluted shares outstanding to calculate implied equity values per share ranging from $13.29 to $20.35. Stifel noted that the value of the per share consideration to be received by holders of the Company’s common stock pursuant to the Offer and the Merger was $17.75. This analysis did not purport to be indicative of actual future results and did not purport to reflect the prices at which the Company’s common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including terminal multiples and discount rates.

Discounted Equity Analysis. Stifel used earnings per share projections prepared by the management of the Company for CY 2013 and CY 2014 to calculate a range of present equity values per share for the Company. In conducting this analysis, Stifel applied a range of CY 2012 price-to-earnings multiples to the Company’s projected CY 2013 and CY 2014 earnings per share and applied a discount rate of 18.2% to these ranges. This discount rate was selected based on an analysis of the cost of equity of the six aerospace and defense companies listed above under “Selected Companies Analysis.” This analysis indicated implied equity values per share ranging from $9.96 to $13.59. Stifel noted that the value of per share consideration to be received by holders of the Company’s common stock pursuant to the Offer and the Merger was $17.75.

Conclusion

Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of Stifel’s opinion letter, Stifel was of the opinion that, as of the date of its opinion, the consideration to be received in the Offer and the Merger by holders of Shares of the Company’s common stock was fair, from a financial point of view, to such holders.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel’s analyses and opinion; therefore the range of valuations resulting from any particular analysis described above should not be taken to be Stifel’s view of the actual value of the Company.

Miscellaneous

Stifel acted as financial advisor to the Company in connection with the Transaction and will receive a fee of approximately $2,747,000 for its services, $75,000 of which was paid as a non-refundable retainer upon Stifel’s engagement by the Company, approximately $2,372,000 of which is contingent upon the consummation of the Transaction (part of which is payable upon consummation of the Offer, and part of which is payable upon consummation of the Merger), and $300,000 of which was payable upon the delivery of its fairness opinion. Other than as described in the prior sentence, Stifel will not receive any other payment or compensation contingent upon the successful consummation of the Offer or the Merger. In addition, the Company has agreed to indemnify Stifel for certain liabilities arising out of its engagement. In the ordinary course of business, Stifel and its clients may transact in the equity securities of the Company or affiliates or portfolio companies of Greenbriar Equity Group LLC and may at any time hold a long or short position in such securities. There are no material relationships that existed during the two years prior to the date of Stifel’s opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received by Stifel as a result of the relationship between Stifel and any party to the Transaction or Greenbriar or any of its affiliates or portfolio companies. Stifel may seek to provide investment banking services to the Buyer or its affiliates or Greenbriar or its affiliates or portfolio companies in the future, for which Stifel would seek customary compensation.

(d) Intent to Tender

To the knowledge of EDAC, to the extent permitted by applicable securities laws, rules and regulations, including Section 16(b) of the Exchange Act, each executive officer and director of EDAC currently intends to tender to Purchaser all Shares over which he or she has sole dispositive power, subject to certain exceptions set forth in the Voting and Support Agreement. As discussed above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements”, pursuant to the Voting and Support Agreement, pursuant to the Voting and Support Agreement, all directors and executive officers of EDAC have agreed to tender into the Offer, all Shares beneficially owned by them, subject to certain exceptions set forth in the Voting and Support Agreement.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used

In connection with Stifel’s services as EDAC’s financial advisor with respect to the Offer and the Merger, EDAC has agreed to pay Stifel an aggregate fee currently estimated to be approximately $2,747,000, $2,372,000 of which is payable in part upon the completion of the Offer and in part upon the Effective Time of the Merger. EDAC has agreed to reimburse Stifel for its reasonable expenses, including reasonable attorney’s fees, and to indemnify Stifel and certain related parties against certain liabilities that may arise out of its engagement.

Neither EDAC nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of EDAC on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

Other than the grant of the Top-Up Option (as defined below) pursuant to the Merger Agreement, to the Company’s knowledge there have been no transactions in the Shares on the part of the Company or any executive officer or director or subsidiary or affiliate of the Company during the past 60 days.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as described in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, EDAC is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving EDAC or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of EDAC or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of EDAC. Except as described or referred to in this Schedule 14D-9 or the annexes and exhibits to this Schedule 14D-9 or the Schedule TO, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

Golden Parachute Information

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Dominick A. Pagano and Glenn L. Purple that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	The Merger closed on March 24, 2013, the latest practicable date prior to filing this Schedule 14D-9; and

•

Mr. Pagano and Mr. Purple were terminated by the Company without cause or terminated their employment with the Company for good reason (including, in Mr. Pagano’s case, a change in control of EDAC) on March 24, 2013.

Name	Cash ($)(1)(2)	Equity ($)(3)(4)	Perquisites/ Benefits ($)(5)	Tax Reimbursement ($)	Total ($)
Dominick A. Pagano	$1,515,000	$5,984,166	$26,127	$0	$7,525,293
Glenn L. Purple	$250,642	$735,425	$14,273	$0	$1,000,340

(1)	For Mr. Pagano, the amount in this column represents: (i) Mr. Pagano’s 2012 annual base salary of $400,000 for 24 months; and (ii) Mr. Pagano’s actual bonus received for fiscal year 2012 of $357,500 for two years.
(2)	For Mr. Purple, the amount in this column represents: (i) Mr. Purple’s 2012 annual base salary of $179,708; and (ii) Mr. Purple’s actual bonus received for fiscal year 2012 of $70,934.
(3)	For Mr. Pagano, the amount in this column represents: (i) a cash payment of $4,646,134 with respect to the cash-out of vested stock options; (ii) a cash payment of $923,871 with respect to the cash-out of unvested stock options; and (iii) a cash payment of $414,161 with respect to the cash-out of unvested restricted stock awards.
(4)	For Mr. Purple, the amount in this column represents: (i) a cash payment of $596,615 with respect to the cash-out of vested stock options; and (ii) a cash payment of $138,810 with respect to the cash-out of unvested stock options.
(5)	For Mr. Pagano, this amount represents the estimated value of continued dental and medical coverage for 24 months following the date of the assumed termination. For Mr. Purple, this amount represents the estimated value of continued dental and medical coverage for 12 months following the date of the assumed termination.

Narrative to Golden Parachute Compensation Table

For more information relating to the arrangements described above, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of EDAC.”

Wisconsin Business Corporation Law

EDAC is incorporated under the laws of the State of Wisconsin. The Offer and the Merger are governed by the following provisions of the WBCL.

Business Combination Statute

The Company may be subject to the provisions of Sections 180.1140 to 180.1144 of the WBCL (the “Wisconsin Business Combination Statute”), which regulates a broad range of “business combinations” between a “resident domestic corporation” and an “interested stockholder.”

Section 180.1140 of the WBCL defines:

•

a “business combination” to include any of the following involving a resident domestic corporation or its subsidiary: (a) a merger or share exchange with an interested stockholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of an interested stockholder; (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets equal to at least 5% of the aggregate market value of the stock or assets of the corporation or 10% of its earning power or income; (c) the issuance of stock or rights to purchase stock with a market value equal to at least 5% of the aggregate market value of all of the outstanding stock; (d) the adoption of a plan of liquidation; or (e) certain other transactions, all involving an interested stockholder or an affiliate or associate of an interested stockholder;

•

a “resident domestic corporation” as a corporation incorporated in the State of Wisconsin that, as of the date the interested stockholder first became an interested stockholder (referred to in the statute as the “stock acquisition date”), meets any of the following criteria: (a) its principal offices are located in Wisconsin; (b) it has significant business operations in Wisconsin; (c) more than 10% of its stockholders of record are residents of Wisconsin; or (d) more than 10% of its shares are held of record by residents of Wisconsin; and

•	an “interested stockholder” as a person who beneficially owns 10% or more of the voting power of the outstanding voting stock of a resident domestic corporation.

The Wisconsin Business Combination Statute prohibits a corporation from engaging in a business combination (other than a business combination of a type specifically excluded from the coverage of the statute) with an interested stockholder for a period of three years following the stock acquisition date, unless the board of directors of the corporation approved the business combination or the acquisition of stock that resulted in the person becoming an interested stockholder before such stock acquisition date. Business combinations after the three-year period following the stock acquisition date are permitted only if any of the following apply: (a) the corporation’s board of directors has approved, before the interested stockholder’s stock acquisition date, the purchase of stock made by the interested stockholder on that stock acquisition date; (b) the business combination is approved by the affirmative vote of the holders of a majority of the voting stock not beneficially owned by the interested stockholder at a meeting called for that purpose; (c) the interested stockholder pays a fair price, as defined in the Wisconsin Business Combination Statute, for the shares it acquires in the business combination; or (d) the business combination is of a type excluded from the Wisconsin Business Combination Statute.

If the Offer results in the Purchaser, Parent and their affiliates (collectively, the “Offeror”) becoming the beneficial owner of 10% or more of the Company’s outstanding Shares, then the Offeror will become an “interested stockholder” under the Wisconsin Business Combination Statute. However, the Board of Directors of the Company approved the Offer and the purchase of the Shares by the Offeror, among other things, at a meeting held on March 17, 2013, so the provisions of the Wisconsin Business Combination Statute would not, at or following consummation of the Offer, prohibit, restrict or apply to any business combination involving the Company and the Offeror or any affiliate or associate of the Offeror.

The Offeror has made it a condition to the closing of the Offer and the Merger that the Offeror is satisfied, in its reasonable discretion after consultation with legal counsel, that the Wisconsin Business Combination Statute will not be applicable to the Offer or the Merger.

Fair Price Statute

The Company may be subject to the provisions of Sections 180.1130 to 180.1133 of the WBCL (the “Wisconsin Fair Price Statute”), which generally provide that “business combinations” involving (a) a “resident domestic corporation” that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), and (b) a “significant shareholder” or an affiliate of a significant shareholder are subject to a supermajority vote of shareholders unless certain statutory fair price standards are met.

Section 180.1130 of the WBCL defines:

•

a “business combination” to include either of the following involving a resident domestic corporation or its subsidiary: (a) a merger or share exchange (except for certain mergers or share exchanges, including a subsidiary merger without shareholder approval pursuant to Section 180.1104 or Section 180.11045 of the WBCL) with a significant shareholder or a corporation which is, or after such merger or share exchange would be, an affiliate or associate of a significant shareholder; or (b) the sale, lease, exchange or other disposition involving all or substantially all of the property and assets of a corporation to a significant shareholder or an affiliate of a significant shareholder;

•

a “resident domestic corporation” in a manner consistent with the definition of such term under the Wisconsin Business Combination Statute, with the additional requirement that the corporation has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act; and

•	a “significant shareholder” as a person who beneficially owns 10% or more of the voting power of the outstanding voting shares of a resident domestic corporation.

Business combinations subject to the Wisconsin Fair Price Statute must be approved by at least 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is party to the business combination or an affiliate or associate of a significant shareholder who is a party to the business combination, in each case, voting together as a single group. The supermajority voting provisions do not apply if the following fair price standards have been met: (i) the aggregate value of the per share consideration to be received by shareholders in the business combination is equal to the highest of (A) the highest price paid for any common shares of the corporation by the significant shareholder in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher, (B) the market value of the corporation’s shares on the date of commencement of any tender offer initiated by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher, or (C) the highest preferential liquidation or dissolution distribution to which holders of the shares would be entitled; and (2) either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares previously acquired by it, is offered.

If the Offer results in the Offeror becoming the beneficial owner of 10% or more of the Company’s outstanding Shares, then the Offeror may become a “significant shareholder” under the Wisconsin Fair Price Statue. As a result, it is possible that the Merger could be subject to the provisions of the Wisconsin Fair Price Statute requiring that the Merger be approved by at least 80% of the voting power of the Company’s outstanding Shares and at least two-thirds of the voting power of the Company’s outstanding Shares not beneficially owned by the Offeror, or an affiliate or associate of the Offeror, unless the statutory fair price standards of the Wisconsin Fair Price Statute are met or an exception applies.

If at least 90% of the Shares are tendered in the Offer and are not withdrawn, or if less than 90% of the Shares are tendered and not withdrawn but the Top-Up Option is exercised such that the Offeror holds at least 90% of the Shares, then the Merger may be completed in accordance with the short-form merger provisions of Section 180.1104 of the WBCL and the Wisconsin Fair Price Statute will not apply to the Offer or the Merger.

The Offeror has made it a condition to the closing of the Offer and the Merger that the Offeror is satisfied, in its reasonable discretion after consultation with legal counsel, that the Wisconsin Fair Price Statute will not be applicable to the Offer or the Merger.

Appraisal and Dissenters’ Rights

No appraisal or dissenters’ rights are available in connection with the Offer. In addition, if the Offer is successful and a subsequent Merger involving the Company is consummated and the Shares continue to be listed on the Nasdaq Capital Market (“Nasdaq”) on the record date fixed for purposes of determining the holders of Shares entitled to receive notice of, and to vote at, a meeting to approve the Merger (or for purposes of determining whether the Merger may be consummated without a shareholder vote under Section 180.1104 of the WBCL), it is anticipated that holders of Shares will not have dissenters’ rights under 180.1302 of the WBCL in connection with the Merger.

However, if the Offer is successful and a subsequent Merger involving the Company is consummated and dissenters’ rights do apply to the Merger, whether because the Shares are no longer listed on Nasdaq on such record date or otherwise, then shareholders who have not tendered their Shares in the Offer and do not vote in favor of the Merger, and who otherwise comply with the procedures set forth in Sections 180.1301 to 180.1331 of the WBCL, will have certain rights under the WBCL to a judicial determination of the fair value of their Shares and to receive a cash payment equal to such fair value of their Shares, plus accrued interest, from the Surviving Corporation. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent Merger or the market value of the Shares. The value so determined in any such proceeding could be the same as, more than or less than the price per Share to be paid in the Offer or any subsequent Merger.

The foregoing summary of the rights of dissenting shareholders under the WBCL does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any dissenters’ rights under the WBCL and is qualified in its entirety by reference to Sections 180.1301 to 180.1331 of the WBCL. The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCL. Shareholders who sell Shares in the Offer will not be entitled to exercise dissenters’ rights with respect thereto but, rather, will receive the purchase price paid in the Offer.

Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisitions may not be consummated unless a filing has been made with the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares by Purchaser pursuant to the Offer is subject to such requirements. EDAC and Parent filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division and the FTC on March 20, 2013. The required waiting period with respect to the Offer is expected to expire on April 4, 2013.

Private parties who may be adversely affected by the Offer and individual states may also bring legal actions under the antitrust laws in certain circumstances. Although the parties believe that consummation of the Offer and the Merger would not violate any antitrust law, there can be no assurance that a challenge to the Offer and the Merger on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser is not obligated to consummate the Offer and the Merger.

Top-Up Option

Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of newly-issued Shares (the “Top-Up Shares”) equal to the lesser of either (x) the number of Shares that, when added to the number of Shares beneficially owned by Parent and Purchaser at the time of such exercise, will constitute one Share more than 90% of the outstanding Shares (the “Short Form Threshold”), after taking into account the issuance of all Shares subject to the Top-Up Option or (y) the total number of Shares the Company is authorized to issue under its amended and restated articles of incorporation but not issued and outstanding (and not otherwise subscribed for or reserved) at the time of exercise of the Top-Up Option.

The Top-Up Option is exercisable only once, in whole and not in part, at any time at or following the Acceptance Time and any time prior to the Effective Time or termination of the Merger Agreement. The Top-Up Option is not exercisable unless (i) holders of Shares have validly tendered in accordance with the terms of the Offer, a number of Shares which, together with Shares then beneficially owned by Parent and Purchaser (if any), constitutes at least a majority of the total number of then outstanding Shares on a fully diluted basis and (ii) Purchaser reasonably determines that after issuance of the Top-Up Shares, Purchaser and Parent will hold enough Shares to reach the Short Form Threshold. The Top-Up Option is not exercisable and will terminate (1) at the Acceptance Time if the number of Top-Up Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares (including as authorized and issued, any Shares held in treasury by the Company), (2) if any judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares, or (3) upon the termination of the Merger Agreement. The aggregate amount payable to the Company for the Top-Up Shares will be equal to the product of the number of Top-Up Shares and the Offer Price (the “Top-Up Consideration”).

The Top-Up Consideration will consist of an amount equal to the par value of the Top-Up Shares, to be paid in cash, and an amount equal to the balance of the Top-Up Consideration, which may be paid in the sole discretion of Parent and Purchaser in cash or by issuance of a promissory note or any combination thereof. Parent, Purchaser and the Company have agreed and acknowledged that the dilutive impact resulting from the issuance of the Top-Up Shares or the promissory note issued to pay the Top-Up Consideration will not be taken into account to determine the fair value of any dissenting Shares pursuant to Section 180.1301 of the WBCL. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Short-Form Merger

Section 180.1104 of the WBCL provides that, if a parent corporation owns at least 90% of the outstanding shares of each class of the stock of a subsidiary, the parent may merge the subsidiary into the parent or the parent into the subsidiary without the approval of the shareholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Top-Up Option or otherwise, Purchaser owns at least 90% of the outstanding Shares, Purchaser could, and intends to, effect the Merger without further notice to, or any action by, any other EDAC shareholder. If, after the purchase of the Shares by the Purchaser pursuant to the Offer, the Purchaser owns a majority of the outstanding Shares, the Purchaser will have the requisite voting power to approve the Merger without the affirmative vote of any other shareholder of the Company.

Section 14(f) Information Statement

The Information Statement attached as Annex B to this Schedule 14D-9 is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the EDAC board of directors, other than at a meeting of the EDAC shareholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Litigation

On March 20, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of Connecticut, Judicial District of Hartford, captioned Cook v. EDAC Technologies Corporation et al. The complaint names as defendants EDAC, certain officers and directors of the Company Board (the “Individual Defendants”), Parent, Purchaser and Greenbriar. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Parent, Purchaser and Greenbriar. The complaint alleges that the Individual Defendants breached their fiduciary duties by causing EDAC to enter into the Merger Agreement, by agreeing to sell the company at an inadequate price, by failing to maximize the value of the company, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for EDAC. Plaintiff seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), an accounting by the Individual Defendants to the class for all damages suffered as a result of the alleged wrongdoing, and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(B) to this Schedule 14D-9.

On March 22, 2013, a putative stockholder class action complaint was filed in the Circuit Court of the State of Wisconsin, Dane County, captioned Friedman v. EDAC Techs. Corp. et al., Case No. 13-CV-1017. The complaint names as defendants the Company, certain officers and directors of the Company Board (the “Individual Defendants”), Greenbriar, Parent and Purchaser. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against Greenbriar, Parent and Purchaser. The complaint alleges that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the Merger Agreement, by agreeing to sell the Company at an inadequate price, and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirers to bid successfully for the Company. Plaintiffs seek an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), an accounting by the defendants to the class for all damages suffered as a result of the alleged wrongdoing, and fees and costs associated with prosecuting the action. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(C).

On March 21, 2013, a putative stockholder class action complaint was filed in the Superior Court of the State of Connecticut, Judicial District of Hartford, captioned Crump v. EDAC Techs. Corp. et al. The complaint names as defendants the Company, certain officers and directors of the Company Board (the “Individual Defendants”), the Sponsors, Parent and Purchaser (collectively and with the Individual Defendants, the “Defendants”). The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against the Company, the Sponsors, Parent and Purchaser. The complaint alleges that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the Merger Agreement, by undervaluing the Company and agreeing to sell the Company at an inadequate price, and by agreeing to deal terms that unduly restrict the ability of other potential acquirers to bid successfully for the Company. Plaintiff seeks a declaration that the Merger Agreement is unlawful and unenforceable, an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), and fees and costs associated with prosecuting the action. The Defendants believe plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint, which is filed as Exhibit (a)(5)(D).

EDAC, Parent, Purchaser and Greenbriar have not yet responded to the above-described complaints, but believe the respective plaintiffs’ allegations lack merit and will vigorously contest them.

Projected Financial Information

EDAC’s senior management does not as a matter of course make public forecasts or projections as to future performance or earnings beyond the current fiscal quarter and generally does not make public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, during the course of Parent’s due diligence and negotiation of the Merger Agreement, management prepared certain prospective financial information to present certain projections of financial performance, and these projections were provided to Stifel and the Company Board in connection with their respective financial analyses of the proposed Transaction. We have included below these projections concerning EDAC’s revenue, EBITDA and Net Income for fiscal years 2013-2017 (the “Forecast”), to give our shareholders access to certain nonpublic information prepared for purposes of considering and evaluating the Transaction.

The Forecast was developed from historical financial statements and did not give effect to any changes or expenses as a result of the Transaction or any other effects of the Transaction. The Forecast was prepared in connection with the financial analysis of the proposed Transaction in October 2012. The Forecast was not prepared with a view toward public disclosure or compliance with published guidelines of the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles. The inclusion of this information should not be regarded as an indication that the Company Board, Stifel or any other recipient of this information considered, or now considers, it to be a reliable prediction of future results. The Company’s independent registered certified public accounting firm has neither examined nor compiled this prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. Furthermore, the Forecast:

•

while presented with numerical specificity, necessarily make numerous assumptions, many of which are beyond our control, including with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, and may not prove to have been, or may no longer be, accurate;

•

was prepared as of October 2012 with respect to fiscal years 2013-2017 in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and have not been updated to reflect revised prospects for our business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared;

•	is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	should not be regarded as a representation that the projections in the Forecast will be achieved and readers of this Schedule 14D-9 are cautioned not to place undue reliance on the Forecast.

We believe the assumptions our management used as a basis for the Forecast were reasonable at the time the Forecast was prepared, given the information our management had at the time. The projections, however, are not a guarantee of performance. The Forecast involves risks, uncertainties and assumptions. The future financial results and shareholder value of EDAC may materially differ from those expressed in the Forecast due to factors that are beyond EDAC’s ability to control or predict. EDAC cannot assure you that the Forecast will be realized or that EDAC’s future financial results will not materially vary from the Forecast. Since the Forecast covers multiple years, such information by its nature becomes less reliable with each successive year. The Forecast does not take into account any circumstances or events occurring after the date it was prepared and has not been updated since its date of preparation. The Forecast should not be utilized as public guidance and will not be provided in the ordinary course of EDAC’s business in the future.

None of EDAC or its affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of EDAC compared to the information contained in the financial forecasts or that forecasted results will be achieved.

Set forth below is a summary of the Forecast.

($ in millions)	2013E	2014E	2015E	2016E	2017E
Revenue	$122.0	$138.4	$151.0	$164.7	$179.7
EBITDA	$17.4	$19.9	$22.2	$24.2	$26.4
Net Income	$6.1	$7.5	$9.4	$10.3	$11.4

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of EDAC, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012, which is incorporated herein by reference except to the extent modified hereby and any amendments thereto when available.

Forward-Looking Statements

Statements made in this Schedule 14-D9 include forward-looking statements of EDAC that are not historical facts. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. Each of these forward-looking statements involves risks and uncertainties. Actual results or developments may differ materially from those, express or implied, in these forward-looking statements. Various factors may cause differences between current expectations and actual results or developments, including risks and uncertainties associated with the Offer and the Merger. These risks and uncertainties associated with the Offer and the Merger include, among others, uncertainties as to how many of EDAC’s shareholders will tender their shares in the Offer, the risk that competing offers will be made, the possibility that various closing conditions to the Offer or the Merger may not be satisfied or waived, and the risk that shareholder litigation in connection with the Offer and the Merger may result in significant costs of defense, indemnification and liability. Other factors that may cause EDAC’s actual results or developments to differ materially from those expressed or implied in the forward-looking statements in this Schedule 14D-9 are discussed in EDAC’s filings with the SEC, including the “Risk Factors” sections of EDAC’s periodic reports on Form 10-K and Form 10-Q filed with the SEC. Copies of EDAC’s filings with the SEC may be obtained at the “Investor Relations” section of EDAC’s website at www.edactechnologies.com or at www.sec.gov. All forward-looking statements in this Schedule 14-D9 and the exhibits hereto are qualified in their entirety by this cautionary statement.

Item 9.	Exhibits

Exhibit No.	Document

(a)(1)(A)	Offer to Purchase, dated March 26, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (including Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Instruction Form to be Used with the Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Joint press release issued by EDAC Technologies Corporation and GB Aero Engine LLC on March 18, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 18, 2013).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (attached as Annex B to the Schedule 14D-9).

Exhibit No.	Document

(a)(2)	Letter dated March 26, 2013 to EDAC shareholders.

(a)(5)(A)	Press Release issued by EDAC Technologies Corporation, dated March 26, 2013 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(B)	Class Action Complaint dated March 21, 2013 (Richard Cook v. EDAC Technologies Corporation, et al.) (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(C)	Class Action Complaint dated March 22, 2013 (Charles Friedman and Len Grossberg v. EDAC Technologies Corporation, et al.) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(D)	Class Action Complaint dated March 21, 2013 (Crump v. EDAC Technologies Corporation, et al.) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(e)(1)	Agreement and Plan of Merger, dated as of March 17, 2013, by and among EDAC Technologies Corporation, GB Aero Engine LLC and GB Aero Engine Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 20, 2013).

(e)(2)	Confidentiality Agreement, dated as of January 31, 2013, by and between EDAC Technologies Corporation and Greenbriar Equity Group LLC (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated March 1, 2013, between EDAC Technologies Corporation and Greenbriar Equity Group LLC (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(4)	Voting and Support Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on March 20, 2013).

(e)(5)	Equity Commitment Letter (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(6)	Limited Guarantee (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(7)	EDAC Technologies Corporation’s Amended and Restated Articles of Incorporation (incorporated by reference to the Company’s registration statement on Form S-1 dated August 6, 1985, commission File No. 2-99491, Amendment No. 1).

(e)(8)	Amended and Restated By-Laws of EDAC Technologies Corporation (incorporated by reference to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on February 22, 2002).

(e)(9)	Amended and Restated Employment Agreement dated as of July 6, 2012, between EDAC Technologies Corporation and Dominick A. Pagano (incorporated by reference to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on July 11, 2012).

(e)(10)	Employment Agreement dated as of February 12, 2007 between EDAC Technologies Corporation and Glenn L. Purple (incorporated by reference to the Current Report on Form 8-K filed by EDAC Technologies Corporation with the Securities and Exchange Commission on February 16, 2007).

(e)(11)	Form of Agreements Regarding Indemnification between EDAC and each of its directors and executive officers (incorporated by reference to the Quarterly Report on Form 10-Q filed by EDAC Technologies Corporation with the Securities and Exchange Commission on August 13, 2002).

Annex A

March 17, 2013

Board of Directors

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032

Members of the Board:

Stifel, Nicolaus & Company, Incorporated (“Stifel” or “we”) has been advised that EDAC Technologies Corporation (the “Company”) is considering entering into an Agreement and Plan of Merger (the “Merger Agreement”) with GB Aero Engine LLC (the “Buyer”), and GB Aero Engine Merger Sub Inc., a wholly owned subsidiary of Buyer (the “Merger Sub”), pursuant to which (x) the Merger Sub will commence a tender offer (the “Tender Offer”) to purchase and all of the issued and outstanding shares (the “Shares”) of Common Stock, $0.0025 par value per share, of the Company (the “Company Common Stock”) for $17.75 per Share in cash (the “Consideration”) and (y) following consummation of the Tender Offer, the Merger Sub will be merged with and into the Company (the “Merger,” and together with the Tender Offer, the “Transaction”), with the Company continuing as the surviving corporation, and each of the issued and outstanding Shares (other than Shares already owned by the Merger Sub) will be converted into the right to receive the Consideration, all on terms and conditions more fully set forth in the Merger Agreement.

The Board of Directors of the Company (the “Board”) has requested Stifel’s opinion, as investment bankers, as to the fairness, as of the date hereof, from a financial point of view, to the holders of Shares of Company Common Stock of the Consideration to be received by such holders of Shares in the Transaction pursuant to the Merger Agreement (the “Opinion”).

In rendering our Opinion, we have, among other things:

(i)	discussed the Transaction and related matters with the Company’s counsel and reviewed a draft copy of the Merger Agreement dated March 17, 2013;

(ii)	reviewed the audited consolidated financial statements of the Company contained in its Annual Reports on Form 10-K for the three years ended December 31, 2012 and unaudited consolidated financial statements of the Company contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2012;

(iii)	reviewed and discussed with the Company’s management certain other publicly available information concerning the Company;

(iv)	reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by its management and held discussion with the Company’s senior management regarding recent developments;

(v)	reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(vi)	reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we considered relevant to our analysis;

(vii)	participated in certain discussions and negotiations between representatives of the Company and the Buyer;

(viii)	reviewed the reported prices and trading activity of the Company Common Stock;

Board of Directors – EDAC Technologies Corporation

March 17, 2013

(ix)	considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

(x)	conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

(xi)	took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company’s industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the direction of the Company, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Stifel has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company’s assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any regulatory or governmental approval necessary for the Transaction. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further assumed that the Company has relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement.

Our Opinion is limited to whether, as of the date hereof, the Consideration is fair to the holders of Shares of Company Common Stock, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction including, without limitation, the form or structure of the Transaction, any

Board of Directors – EDAC Technologies Corporation

March 17, 2013

consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, tax or accounting consequences of the Transaction on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company’s securities; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Shares, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; and (v) whether the Buyer or Merger Sub has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Consideration to the holders of Shares of Company Common Stock at the closing of the Transaction. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which the Company’s securities will trade following public announcement or consummation of the Transaction.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Transaction or to any shareholder of the Company as to whether to tender Shares into the Tender Offer or how any such shareholder should vote at any shareholders’ meeting at which the Merger is considered, or whether or not any shareholder of the Company should enter into a voting, support, shareholders’, or affiliates’ agreement with respect to the Transaction, or exercise any dissenters’ or appraisal rights that may be available to such shareholder. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Transaction. We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Transaction. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction or Greenbriar Equity Group LLC or any of its affiliates or portfolio companies. Stifel may seek to provide investment banking services to the Buyer or its affiliates or Greenbriar Equity Group LLC its affiliates or portfolio companies in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company or affiliates or portfolio companies of Greenbriar Equity Group LLC and may at any time hold a long or short position in such securities.

Board of Directors – EDAC Technologies Corporation

March 17, 2013

Stifel’s Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel’s engagement letter agreement with the Company.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by holders of Shares of Company Common Stock in the Transaction pursuant to the Merger Agreement is fair to such holders of Shares, from a financial point of view.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

Annex B

EDAC TECHNOLOGIES CORPORATION

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE

REQUESTED NOT TO SEND US A PROXY.

EDAC Technologies Corporation, a Wisconsin corporation (the “Company”, “EDAC”, “we” or “us”), is mailing this Information Statement on or about March 26, 2013 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (as it may be amended or supplemented, the “Schedule 14D-9”) to the holders of shares of EDAC’s common stock, par value $0.0025 per share (the “Shares”).

The Schedule 14D-9 relates to the tender offer by GB Aero Engine Merger Sub Inc., a Wisconsin corporation (“Purchaser”) and a wholly owned subsidiary of GB Aero Engine LLC, a Delaware limited liability company (“Parent”), pursuant to which Purchaser has offered to purchase all of the outstanding Shares at a price of $17.75 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated March 26, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Parent to the Board of Directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of March 17, 2013 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among Parent, Purchaser and EDAC.

EDAC is mailing this Information Statement to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Parent and Purchaser provided the information in this Information Statement concerning Parent and Purchaser, and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

As of the close of business on March 19, 2013, (i) 5,317,440 Shares were issued and outstanding (including 15,003 Shares subject to vested restricted stock awards and 34,997 Shares subject to unvested restricted stock awards), (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company, (iii) 19,657 Shares were reserved for issuance pursuant to equity incentive plans, and (iv) 854,372 Shares were subject to issuance pursuant to Company stock options.

BACKGROUND INFORMATION

On March 17, 2013, the Company entered into the Merger Agreement with Parent and Purchaser. The Merger Agreement provides, among other things, for the making of the Offer by Purchaser and further provides that, following consummation of the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company, in accordance with Section 180.1103 or Section 180.1104 of the Wisconsin Business Corporation Law (the “WBCL”), with the Company continuing as the surviving corporation in the merger (the “Merger”), whereby each issued and outstanding Share (other than treasury Shares, Shares held by Parent, Purchaser or any of their wholly-owned subsidiaries or Shares held by shareholders who properly exercise dissenters’ rights under the WBCL (if applicable)) that is not tendered and accepted pursuant to the Offer will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes, on the terms and conditions set forth in the Merger Agreement.

There has been no change in control of the Company since the beginning of the Company’s last fiscal year.

DIRECTORS DESIGNATED BY PARENT AND PURCHASER

Right to Designate Directors

The Merger Agreement provides that, after the initial acceptance for payment by Purchaser of the tendered Shares pursuant to the Offer (the “Acceptance Time”), Parent will be entitled (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder) to elect or designate a number of directors to the Board of Directors, rounded up to the next whole number, that is equal to the total number of directors on the Board of Directors (giving effect to any increase described in the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or Purchaser represents as a fraction of the total number of Shares then outstanding, on a fully diluted basis. Upon Parent’s request, the Company will use its reasonable best efforts to cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and/or seeking resignations from incumbent directors.

Potential Designees

Parent has informed the Company that it will choose its designees for the Board (the “Designees”) from the list of persons set forth below. The following table, prepared with information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as one of its Designees, the name, current age, present principal occupation, and employment history during the past five years. Parent has informed the Company that each individual is a U.S. citizen and has consented to act as a director of the Company, if so appointed or elected. Unless otherwise indicated below, the business address of each such individual is c/o Greenbriar Equity Group LLC, 555 Theodore Fremd Avenue, Suite A-201, Rye, NY 10580 and the current business phone number of each such person is 914-925-9600.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Reginald L. Jones, III	53	Reginald L. Jones, III is a Managing Partner of Greenbriar Equity Group LLC, which he founded. Mr. Jones is Chairman of the Board of Directors of Ardmore Shipholding Ltd. and is a Director of PetroChoice Holdings, Inc. and is a former Director of Active Aero Group, AmSafe Partners, Inc., Argo-Tech Corporation and Electro-Motive Diesel, Inc.

Raynard D. Benvenuti	56	Raynard D. Benvenuti is the President and Director of Parent. Mr. Benvenuti is also a Managing Director of Greenbriar Equity Group LLC, which he joined in 2008. He has previously served as President and CEO of Stellex Aerostructures, Inc., a provider of major structural components and assemblies for commercial and military aircraft. Mr. Benvenuti is also Chairman of the Board of Directors of Align Aerospace Holdings, Inc. and a former Chairman of the Board of Directors of AmSafe Partners, Inc.

Name	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Noah Roy	37	Noah Roy is the Vice President and Assistant Secretary and Director of Parent. Mr. Roy is also a Managing Director of Greenbriar Equity Group LLC, which he joined in 2008. Previously, Mr. Roy was a Managing Director and head of the aerospace and defense sector within the Investment Banking Division of Goldman, Sachs & Co. He is also a Director of Align Aerospace Holdings, Inc.

Rob Wolf	37	Rob Wolf is the Vice President and Secretary and Director of Parent. Mr. Wolf is also a Director of Greenbriar Equity Group LLC, which he joined in 2003. He is also a Director of Ryan Herco Flow Solutions.

CURRENT BOARD OF DIRECTORS

The Board is presently composed of seven members. Each director holds office until the next succeeding annual meeting and until his or her successor is duly elected.

Brief biographical information for each current director is set forth below.

Name	Age	Director Since	Principal Occupation
Lee K. Barba (1)	62	2010	CEO of Maitoya Farm Inc. (a private investment and consulting firm)

Joseph Lebel (2)	82	2005	Retired Quality Control Manager for the Company

Dominick A. Pagano (3)	69	2001	President and Chief Executive Officer of the Company

John A. Rolls (4)	71	2009	Managing Partner of Core Capital Partners LLP (a private investment partnership)

Joseph S. Ruggiero (5)	62	2012	Retired Supply Chain and Contracts Manager for Pratt & Whitney Aircraft

Christopher R. Sansone (6)	38	2011	Managing Member of Sansone Capital Management, LLC (a private portfolio management company) and analyst for Robotti & Company LLC (a diversified financial services boutique)

Daniel C. Tracy (7)	72	1999	Chairman of the Board of the Company and Business Consultant

(1)	Mr. Barba was Chairman and Chief Executive Officer of thinkorswim Group Inc., a leading online brokerage and investor education firm which he built through acquisitions from 2000 until its sale to TD Ameritrade in 2009. Prior to that, he was President of Coral Energy L.P., a joint venture of Shell Oil Company focused on deregulated energy markets and spent over 22 years on Wall Street as an investment banker at Paine Webber, Lehman Brothers and Bankers Trust. Mr. Barba’s qualifications for service with the Board include his ability to bring to the Board his experience as a CEO of a large public company and his experience on Wall Street in investment banking.
(2)	Mr. Lebel was the Quality Control Manager for the Company from 1961 until he retired in 1995. He was a director of the Company from 2001 to 2002. Mr. Lebel’s qualifications for service with the Board include his ability to bring to the Board his long experience in Aerospace quality control.
(3)

Mr. Pagano became President and Chief Executive Officer of the Company in February 2003. Until March 2007, Mr. Pagano also owned and operated Dapco Industries, Inc., a manufacturer of ultrasonic inspection equipment for the steel and railroad industries, which he founded in 1972, serving as its President and Chief

Executive Officer. In March 2007, Mr. Pagano sold Dapco Industries, Inc. and, in March 2009, concluded a two year contract serving on a part time basis as its President. Mr. Pagano served as Chairman of the Board of Directors of American Environmental Technologies, Inc. from 1988 until 1999. Mr. Pagano has been a director of the Company since July 2001, but he did not serve as a director from April 2002 to October 2002. Mr. Pagano’s qualifications for service with the Board include his demonstrated leadership skills and extensive operating experience. He is highly experienced at driving operational excellence.
(4)	Mr. Rolls is Managing Partner of Core Capital Partners LLP, a private investment partnership, a position he has held since 2006. From 1996 until 2006 he served as President and Chief Executive Officer of Thermion Systems International; previously, he was President and Chief Executive Officer of Deutsche Bank North America; Executive Vice President and Chief Financial Officer of United Technologies; Senior Vice President and Chief Financial Officer of RCA; and Treasurer of Monsanto Company. Mr. Rolls is a director of FuelCell Energy, Inc. and International Executive Service Corporation. Mr. Rolls’ qualifications for service with the Board include his ability to bring to the Board his experience as CEO for a large public company and his experience as CFO of United Technologies Corporation.
(5)	Mr. Ruggiero was employed by Pratt & Whitney Aircraft, a division of United Technologies Corporation, from 1973 until his retirement in 2010, serving as Supply Chain and Contracts Manager since 1990. Mr. Ruggiero’s qualifications for service with the Board include his ability to bring to the Board his extensive experience in managing the procurement of jet engines parts as well as expertise in Strategic Source Planning for one of the world’s largest jet engines manufacturers.
(6)	Mr. Sansone is the founder and managing member of Sansone Capital Management, LLC, formed in July 2007. Mr. Sansone has been an analyst for Robotti & Company LLC, a New York City based diversified financial services boutique since September 2003 except for the period of time from June 2009 to September 2009 when Mr. Sansone joined a newly formed private equity group called Seaward Partners, which focuses on acquiring small public and private companies. While at Robotti & Company, he has advised the firm’s institutional clients on small cap investment opportunities. Mr. Sansone is a graduate of Pace University. Mr. Sansone’s qualifications for service with the Board include his ability to bring to the Board his experience and perspective as an analyst and as a managing partner of an investment partnership.
(7)	Mr. Tracy was employed by Arthur Andersen LLP from 1963 until his retirement in 1998, serving since 1975 as a partner. Mr. Tracy’s qualifications for service with the Board include his ability to bring to the Board his extensive financial and accounting experience acquired through oversight of Arthur Andersen’s audits of public companies. Mr. Tracy qualifies as an audit committee financial expert.

NON-EMPLOYEE DIRECTOR COMPENSATION

In 2012, the Company paid directors of the Company a retainer of $4,000 each fiscal quarter and $1,500 for each non-telephonic Board of Directors or committee meeting attended. The Chairman of the Board of Directors was paid an additional retainer of $2,000 each fiscal quarter and an additional $500 per non-telephonic meeting attended. Each director who serves as Chairman of a committee was paid an additional $500 for each non-telephonic meeting chaired by such director. In addition, each director who participates in a telephonic Board of Directors or committee meeting at which a substantive resolution is considered is paid $500.

In 2009, our Compensation Committee recommended, and the Board of Directors approved, a Director Stock Option Program (“Program”) whereby each Director can make an annual election to receive compensation in the form of stock options in lieu of cash payment. The Program was adopted pursuant to the EDAC Technologies Corporation 2008 Equity Incentive Plan. The number of common stock shares represented by each option will be determined on the first day of each fiscal quarter based on meeting attendance fees earned in the preceding fiscal quarter but not paid in the form of cash, plus the retainer for the current fiscal quarter. Options issued under the Program are exercisable for a period of five years and vest immediately upon grant. Shares of the Company’s common stock acquired upon exercise of the options must be held by the Director for a minimum period of three years from the date of granting the option. The Program was effective with the commencement of fiscal year 2010.

Each new director of the Company is granted a stock option to purchase 10,000 shares of common stock on the day of such director’s initial election to the Board of Directors. The exercise price of such options is equal to the fair market value of a share of the Company’s common stock on the date of grant.

NON-EMPLOYEE DIRECTOR COMPENSATION PAID IN 2012

The following table sets forth the compensation of the Company’s independent directors for the fiscal year 2012:

Name	Fees Earned or paid in Cash ($)	Stock Awards ($)	Option Awards ($)(1) (2)	Total ($)
Lee K. Barba	35,500	10,171	23,950	69,621
Joseph Lebel	30,500	10,171	23,950	64,621
John A. Rolls	—	10,171	57,950	68,121
Joseph Ruggiero (3)	18,989	10,183	23,950	53,122
Christopher R. Sansone	34,500	10,183	88,050	132,733
Daniel C. Tracy	45,000	10,171	23,950	79,121

(1)	Amounts reflect the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to stock options. The assumptions made in the valuation of these awards are set forth in Note 7, “Share-Based Compensation and Employee Benefit Plans”, to the Consolidated Financial Statements in Exhibit 13 to the Company’s 2012 Annual Report on Form 10-K.
(2)	The aggregate number of option awards outstanding at December 31, 2012 by director were: Mr. Barba 17,500; Mr. Lebel 32,500; Mr. Rolls 69,032; Mr. Ruggiero 15,000; Mr. Sansone 15,000 and Mr. Tracy 35,000. The aggregate number of restricted stock awards outstanding as of December 31, 2012 by director were: Mr. Barba 3,333; Mr. Lebel 3,333; Mr. Rolls 3,333; Mr. Ruggiero 834; Mr. Sansone 834 and Mr. Tracy 3,333.
(3)	Mr. Ruggiero was elected director of the Company effective April 25, 2012. An option for 10,000 shares was granted to Mr. Ruggiero upon his election in accordance with Company policy.

CORPORATE GOVERNANCE

Board Leadership Structure and Risk Oversight

Mr. Tracy, an independent director, currently serves as Chairman of the Board of Directors. Mr. Pagano, a management director, currently serves as President and Chief Executive Officer of the Company. The Company believes it is the Chairman’s responsibility to lead the Board of Directors and the President and Chief Executive Officer’s responsibility to lead the day-to-day operations of the Company. As directors continue to have more oversight responsibility than ever before, we believe it is beneficial to have an independent Chairman who is responsible for leading the Board, which allows the President and Chief Executive Officer to focus on running the Company. This separation of responsibilities ensures that there is no duplication of effort between the Chairman and the President and Chief Executive Officer. We believe this separation of leadership provides strong leadership for our Board, while also positioning our President and Chief Executive Officer as the leader of the Company in the eyes of our customers, employees and shareholders.

Our Board of Directors currently has six independent directors and only one non-independent director, the President and Chief Executive Officer.

The Company has four board committees comprised solely of independent directors, each with a different independent director serving as chair. We believe that the number of independent, experienced directors that make up our Board, along with the independent oversight of the Board by the non-management Chairman, benefits the Company and our shareholders.

The Audit Committee is primarily responsible for overseeing the Company’s risk management process on behalf of the full Board of Directors. The Audit Committee periodically meets with the Company’s management to review the Company’s risk exposure and the steps management has taken to monitor and control such exposure. The Audit Committee reports regularly to the full Board of Directors, which also considers the Company’s risk profile. While the Audit Committee and the full Board of Directors oversee the Company’s risk management, the Company’s management is responsible for the day-to-day risk management process. The Company believes that this division of responsibilities is the most effective approach for addressing risks that may face the Company.

Board and Committee Meetings and Related Matters

The Board of Directors held nine meetings during 2012, of which four were telephonic. In 2012, no director attended fewer than 75% of the total number of meetings of the Board of Directors and each Committee on which he served.

The Company has an Audit Committee, a Compensation Committee, a Finance Committee and a Governance and Nominating Committee of the Board of Directors.

On October 30, 2012, what was previously the Audit and Finance Committee was divided into two separate committees: the Audit Committee and the Finance Committee. From October 30, 2012, and for the remainder of the year, the Audit Committee was composed of Messrs. Barba, Rolls, Sansone and Tracy, and held one meeting. From October 30, 2012, and for the remainder of the year, the Finance Committee was composed of Messrs. Barba, Rolls and Sansone and held no meetings. For the portion of the year prior to October 30, 2012, the Audit and Finance Committee held four meetings and was composed of Messrs. Rolls, Sansone and Tracy and, effective April 25, 2012, Mr. Barba. The Audit Committee meets annually to consider the report and recommendation of the Company’s independent auditors and is available for additional meetings upon request of such auditors. The Audit Committee’s functions also include the engagement and retention of such auditors, adoption of accounting methods and procedures, public disclosures required for compliance with securities laws and other matters relating to the Company’s financial accounting and reporting. The Audit Committee is also primarily responsible for advising management on strategic opportunities, investor relations and the Company’s capital needs. The Finance Committee is primarily responsible for advising management on strategic opportunities, investor relations and the Company’s capital needs. The duties and responsibilities of the Audit Committee are set forth in a written Audit Committee Charter, a copy of which is available on the “Investor Relations” page of the Company’s website, at: www.edactechnologies.com.

From April 25, 2012, and for the remainder of the year, the Compensation Committee was composed of Messrs. Barba, Lebel, Rolls and Ruggiero. For the portion of the year prior to April 25, 2012, the committee was composed of Messrs. Barba, Lebel and Rolls. The Compensation Committee sets the compensation for the executive officers of the Company and establishes compensation policies for the Company’s Chief Executive Officer and other executive officers. The Compensation Committee is primarily responsible for the administration of the Company’s stock option plans, under which option grants may be made to employees, officers, directors and consultants. The Compensation Committee convened four times in fiscal year 2012.

From April 25, 2012, and for the remainder of the year, the Governance and Nominating Committee was composed of Messrs. Lebel, Ruggiero, Sansone and Tracy. For the portion of the year prior to April 25, 2012, the committee was composed of Messrs. Barba, Lebel and Sansone. The Governance and Nominating Committee held one meeting during 2012.

Board Independence

The Board of Directors has determined that the following members of the Board are independent directors, as such term is defined in Rule 5605 of the NASDAQ Marketplace Rules: Lee K. Barba, Joseph Lebel, John A. Rolls, Joseph S. Ruggiero, Christopher R. Sansone and Daniel C. Tracy.

Director Nominations

From April 25, 2012, and for the remainder of the year, the Governance and Nominating Committee was composed of Messrs. Lebel, Ruggiero, Sansone and Tracy. For the portion of the year prior to April 25, 2012, the committee was composed of Messrs. Barba, Lebel and Sansone. All of the committee members were independent directors. The duties and responsibilities of the Governance and Nominating Committee are set forth in a written Nominating Committee Charter. A copy of the charter is available on the Company’s website: www.edactechnologies.com. Nominations of candidates for election as directors may be made by the Governance and Nominating Committee or by shareholders. The Governance and Nominating Committee will consider director candidates recommended by shareholders.

The general criteria that the Governance and Nominating Committee uses to select nominees, whether such nominees are recommended by the Governance and Nominating Committee or by a shareholder, are: such individual’s reputation for integrity, honesty and adherence to high ethical standards; their demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company; their willingness and ability to contribute positively to the decision-making process of the Company; their commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees; their ability to understand the sometimes diverse interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders; and no nominee should have, or appear to have, a conflict of interest that would impair the nominee’s ability to represent the interests of all the Company’s shareholders and to fulfill the responsibilities of a director. While the Governance and Nominating Committee Charter does not expressly contain diversity standards, as a matter of practice, the Governance and Nominating Committee considers diversity in the context of the Board as a whole and takes into account the personal characteristics (gender, ethnicity, age) and experience (industry, professional, public service) of current and prospective directors to facilitate Board deliberations that reflect a broad range of perspectives.

Shareholder Communications with the Board of Directors

The Board will give appropriate attention to written communications on issues that are submitted by shareholders and other interested parties. Absent unusual circumstances, the Chairman of the Board of Directors will, with the assistance of the Company’s outside legal counsel, (1) be primarily responsible for monitoring communications from shareholders and other interested parties and (2) provide copies or summaries of such communications to the other directors as he considers appropriate.

Shareholders and other interested parties who wish to send communications to the Board should address such communications to Daniel C. Tracy, Chairman of the Board, EDAC Technologies Corporation, 5 McKee Place, Cheshire, CT 06410.

STOCK OWNERSHIP OF MANAGEMENT AND BENEFICIAL OWNERS

The following table sets forth information regarding the beneficial ownership of shares of common stock of the Company as of March 17, 2013 by (i) each director and the (x) Company’s Principal Executive Officer and (y) Company’s Principal Financial Officer (clauses (x) and (y) collectively, the “Named Executive Officers”), (ii) each person or entity known by the Company to beneficially own more than 5% of the outstanding shares of common stock of the Company and (iii) all directors and executive officers as a group.

The Company has determined beneficial ownership in accordance with the rules of the U.S. Securities and Exchange Commission. Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned, except to the extent authority is shared with spouses under applicable law. Shares subject to options that are either currently exercisable or exercisable within 60 days of March 17, 2013 are deemed to be outstanding and to be beneficially owned by the option holder for the purpose of computing the percentage ownership of the option holder. However, these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name	Number of Shares Beneficially Owned(12)	Percent of Class(12)
Lee K. Barba (1)	37,167	*
Joseph P. Lebel (2)	178,361	3.3
Dominick A. Pagano (3)	857,372	15.2
Glenn L. Purple (4)	75,388	1.4
John A. Rolls (5)	122,395	2.3
Joseph S. Ruggiero (6)	10,000	*
Christopher R. Sansone (7)	20,000	*
Daniel C. Tracy (8)	173,397	3.2
All Directors and Executive Officers as a group (8 persons) (9)	1,474,080	25.3
Cambridge Advisors (10)	330,000	6.29
Greenwood Investments (11)	519,411	9.9

*	Represents beneficial ownership of less than 1%.
(1)	Includes 10,833 shares subject to stock options held by Mr. Barba.
(2)	Includes 25,833 shares subject to stock options held by Mr. Lebel.
(3)	Includes 328,334 shares subject to stock options held by Mr. Pagano. Mr. Pagano’s address is 5 McKee Place, Cheshire, CT 06410. Mr. Pagano is President and Chief Executive Officer, and is also a director.
(4)	Includes 40,834 shares subject to stock options held by Mr. Purple. Mr. Purple is Vice President – Finance, Chief Financial Officer and Secretary, and is not a director.
(5)	Includes 61,539 shares subject to stock options held by Mr. Rolls.
(6)	Includes 10,000 shares subject to stock options held by Mr. Ruggiero.
(7)	Includes 10,000 shares subject to stock options held by Mr. Sansone.
(8)	Includes 28,333 shares subject to stock options held by Mr. Tracy.
(9)	Includes 515,706 shares subject to stock options held by all directors and executive officers as a group.
(10)	The amount shown is derived from a Schedule 13G/A filed by Cambridge Advisors on January 22, 2013 reporting beneficial ownership as of December 31, 2012.
(11)

The amount shown and the following information is derived from a Schedule 13G/A filed by filed by Steven Tannenbaum, Greenwood Investments, Inc., Greenwood Capital Limited Partnership, MGPLA, L.P. and PVF-ST, LP (collectively referred to as the “ Greenwood Reporting Persons”) filed on February 14, 2013, reporting beneficial ownership as of December 31, 2012. Mr. Tannenbaum is the President of Greenwood Investments, Inc. (the “General Partner”), which is the sole general partner of each of Greenwood Capital Limited Partnership (“Capital”) and MGPLA, L.P. (“MGPLA”) and the manager of PVF-ST, LP (“PVF-ST”). As of December 31, 2012 the Greenwood Reporting Persons, in the aggregate, beneficially own 519,411 shares of EDAC common stock, representing approximately 9.9% of such class of securities. The beneficial ownership of each Greenwood Reporting Person is as follows: (i) Capital beneficially owns 315,347 shares of EDAC common stock; (ii) MGPLA beneficially owns 98,957 shares EDAC common stock; (iii) PVF-ST beneficially owns 105,107 shares of EDAC common stock and (iv) the General Partner, as the sole general partner of each of Capital and MGPLA and as the manager of PVF-ST, and Mr. Tannenbaum, as the president of the General Partner, each beneficially own 519,411 shares of EDAC common stock. Each of Capital, MGPLA and PVF-ST has the power to vote and dispose of the shares of EDAC common stock beneficially owned by such entity (as described above). The General Partner, as the sole general partner of each of Capital and MGPLA and as the manager of PVF-ST, has the authority to vote and dispose of all of the shares of EDAC common stock beneficially owned by Greenwood Reporting Persons. Mr. Tannenbaum, by virtue of his position as president of the General Partner, has the authority to vote and dispose of all of the EDAC common stock beneficially owned by Greenwood Reporting Persons. The address of the Greenwood Reporting Persons is 222 Berkeley Street, 17th Floor, Boston, MA 02116.

(12)	In addition, holdings of unvested restricted stock will vest as follows: 10,000 shares of restricted stock granted to Mr. Pagano, and 1,666 shares of restricted stock granted to each of Mr. Barba, Mr. Lebel, Mr. Rolls and Mr. Tracy, will vest one-half on August 9, 2013 and in full on August 9, 2014. 13,333 shares of restricted stock granted to Mr. Pagano will vest one-half on January 30, 2014 and in full on January 30, 2015. 833 shares of restricted stock granted to each of Mr. Barba, Mr. Lebel, Mr. Rolls and Mr. Tracy, and 834 shares of restricted stock grant to each of Mr. Ruggiero and Mr. Sansone will vest one-third on December 17, 2013, two-thirds on December 17, 2014 and in full on December 17, 2015. The holders of each share of restricted stock do not have voting or dividend rights with respect to such shares until such shares vest.

The above beneficial ownership information is based upon information furnished by the specified persons and is determined in accordance with Rule 13d-3 under the Exchange Act. It is not necessarily to be construed as an admission of beneficial ownership for other purposes and may include shares as to which beneficial ownership is disclaimed.

EXECUTIVE OFFICERS

The following table sets forth the name, age and positions and offices held by each executive officer of the Company during fiscal year 2012:

Name	Age	Office
Dominick A. Pagano	69	President and Chief Executive Officer; Director
Glenn L. Purple	57	Vice President—Finance, Chief Financial Officer and Secretary

Mr. Pagano became President and Chief Executive Officer of the Company in February 2003. Mr. Pagano has been a director of the Company since July 2001, but he did not serve as a director from April 2002 to October 2002. Until March 2007, Mr. Pagano also owned and operated Dapco Industries, Inc. a company that he founded in 1972, serving as its President and Chief Executive Officer. In March 2007, Mr. Pagano sold Dapco Industries, Inc. and in March 2009, concluded a two year contract serving on a part time basis as its President.

Mr. Purple joined the Company in February 1982 as Controller. He served as Controller until November 2002, when he was appointed Vice President—Finance, Chief Financial Officer and Secretary of the Company. Mr. Purple also served as Vice President—Finance and Chief Financial Officer of the Company from 1989 through 1996.

Officers are elected annually by, and serve at the discretion of, the Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

Design and Objectives

The Compensation Committee is responsible for the design and administration of the Company’s executive and management compensation programs. The programs consist of: (i) base compensation in the form of a base salary plus typical employee fringe benefits, (ii) short-term incentives in the form of cash bonuses and (iii) long-term incentives in the form of stock options. These incentive programs are designed to align executive compensation with shareholder value. The overall principles of the compensation programs are:

•	Competitiveness: Total compensation should be sufficiently competitive to attract, retain and motivate an outstanding leadership team.

•	Incentive for current year performance: A substantial portion of compensation should be variable and directly linked to individual and Company performance.

•	Long-term incentive: Long-term stock-based, compensation should comprise a significant compensation opportunity for EDAC’s senior executives.

•

Shareholder alignment: Long-term incentives should align the interests of executives with the long-term interests of EDAC’s shareholders through stock-based compensation that correlates with shareholder value.

Elements of Compensation

The Compensation Committee believes that each element of the compensation programs is essential to the achievement of short-term and long-term objectives of the Company. The following is a discussion of each of those elements.

Base Compensation

Base compensation is a critical element of executive compensation because it provides executives with a consistent base level of income. During fiscal year 2012, base annual salaries for our executive officers were set at levels that the Compensation Committee believes, based on prior input from an independent human resources consulting firm, are fair and competitive. We evaluate our executive officers’ base annual salaries periodically relative to competitive situations for similar companies in the same or similar industries in order to continue to attract, retain and motivate qualified executive officers. In addition to compensation market data, the Compensation Committee also considers each individual executive’s position scope and accountability, experience level and overall performance when determining base salary. To the extent they are eligible, executive officers of the Company are also able to participate in all benefit programs that the Company makes available to its employees, including, but not limited to, health and dental insurance.

Short-Term Incentives

Executive officers can also earn short-term incentives in the form of an annual cash bonus based on the Company’s achievement of predetermined objective financial and other criteria established annually by the Compensation Committee. The Company’s short-term incentives are designed to produce compensation that the Compensation Committee believes is fair and competitive for executive officers. Short-term incentives are a key component of the total compensation offering and are designed to reward executives for achieving annual financial and other performance goals. We have used cash as the payment form to enhance the total cash opportunity for our executives which we believe strengthens our ability to attract and retain talented leaders.

The target incentive bonuses for the executive officers of the Company have been established as a percentage of their base salary. The specific financial objectives established by the Compensation Committee to determine bonus compensation for fiscal year 2012 were based on the Company’s sales and net income before tax, and the achievement of certain personal performance objectives, as detailed in the chart below:

	Target Incentive Bonus (Percentage of Base Salary)	Financial Objectives for Target Incentive Bonus (total 100%)
Position		Company Sales	Company Net income Before Tax
Chief Executive Officer	50%	25%	75%
Chief Financial Officer	30%	25%	75%

In connection with determining the annual bonuses for the executives, each element of the compensation programs is considered individually. For example, if corporate sales objectives and individual performance objectives are achieved, but corporate net income before tax falls short of the target objectives, then only a portion of the target incentive compensation would be awarded to the executive officer.

The chart below details results as certified by the Compensation Committee compared to the financial objectives:

	(Dollars in Thousands)
	Threshold	Target	2012 results
Sales	$81,510	$95,894	$106,468
Net Income Before Tax	$6,153	$7,239	$9,063

The threshold amount must be met before any bonus is paid. Meeting Target will pay out 80% of the bonus. Meeting 110% of target will pay out 105% of Target Incentive Bonus amount and additional increments of 5% of the Target Incentive Bonus will be paid for each 5% of additional increment to the Target. Additionally, the Compensation Committee may award additional bonus compensation for exceptional performance.

Long-Term Incentives

Long-term incentives are awarded to executives in the form of stock options and restricted stock at the periodic and subjective discretion of the Compensation Committee, and as approved by the Board of Directors. The Board of Directors believes the awarding of such incentives will retain experienced and capable executive management focused on the longer term benefit of the shareholders. In particular, equity-based awards are intended to motivate our executive officers to improve the long-term performance of our common stock, and we therefore believe that equity-based compensation helps create a vital long-term partnership between our executive officers and shareholders.

There is no direct or indirect relationship as to the allocation of short-term and long-term compensation programs of the Company. The awarding of short-term and long-term incentives and compensation to executive officers is based primarily on financial results and achievement of personal goals and objectives.

Incentives are based primarily on historical results; therefore, the Compensation Committee has determined that there is no need to implement a plan to adjust or recover incentives previously granted executive officers. To the extent the incentive programs focus on future events, the value of long-term incentives (stock options and restricted stock) will be reflected in the market value of such options and stock.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Information

The following table sets forth certain information concerning compensation of the Named Executive Officers.

2012 Summary Compensation Table

Change in Pension Value And Nonqualified Deferred Compensation Earnings ($) (4)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-equity incentive plan compensation ($)(3)		All Other Compen- sation ($)	Total ($)
Dominick A. Pagano President and Chief Executive Officer	2012 2011	400,000 360,000	150,000 31,827	187,400 78,900	685,750 36,750	207,500 204,750	— —	5,084 4,757	1,635,731 716,984
Glenn L. Purple Vice President and Chief Financial Officer	2012 2011	179,708 171,150	15,000 0	— —	81,625 12,250	55,934 58,405	15,268 11,898	— —	347,535 253,703

(1)	Amounts reflect the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to awards of stock.

(2)	Amounts reflect the grant date fair value calculated in accordance with FASB ASC Topic 718 with respect to stock options. The assumptions made in the valuation of these awards are set forth in Note 7 – Share-Based Compensation and Employee Benefit Plans to the Consolidated Financial Statements in Exhibit 13 to the Company’s 2012 Annual Report on Form 10-K.
(3)	Reflects amounts paid to the named executive officers pursuant to the incentive bonus program described above under the subsection Compensation Discussion and Analysis: Short Term Incentives.
(4)	Amount represents the change in the actuarial present value of the accumulated benefit under the Company’s defined benefit plan. This plan was frozen with respect to all future benefits as of April 1, 1993.

Grants of Plan Based Awards

The following table provides certain information regarding grants of plan-based awards (including options and restricted stock granted) to the Named Executive Officers in 2012.

		Estimated future Payouts Under Non-Equity Incentive Plan Awards(1)			All other stock awards: Number of shares of stock or units(3) (#)	All other option awards: Number of shares of stock underlying options (#)	Exercise Price or Base Price of Option Awards(4) ($)	Grant Date Fair Value of Stock and Option Awards(5) ($)

Name	Grant Date	Threshold ($)	Target ($)	Maximum ($) (2)
Dominick A. Pagano	1/30/12				20,000	20,000	9.37	87,000
	12/17/12					125,000	12.21	598,750
	12/17/12	0	200,000	N/A
Glenn L. Purple	1/30/12					5,000	9.37	21,750
	12/17/12					12,500	12.21	59,875
	12/17/12	0	53,912	N/A

(1)	Amounts reflect the range of possible payments pursuant to the incentive bonus program described above under the subsection Compensation Discussion and Analysis: Short Term Incentives. Mr. Pagano’s actual 2012 bonus pursuant to such program was $207,500, and Mr. Purple’s actual 2012 bonus pursuant to such program was $55,934.
(2)	Meeting 110% of performance targets discussed in Compensation Discussion and Analysis: Short Term Incentives, above, entitles the named executive officer to 105% of the target bonus amount, and bonus amounts are increased by increments of 5% of the target bonus amount for each 5% incremental increase in the Company’s metrical performance as compared to the performance targets discussed in Compensation Discussion and Analysis: Short Term Incentives, above.
(3)	Stock award vests 1/3 after 1 year, 2/3 after 2 years and is fully vested after 3 years.
(4)	Stock options with an exercise price equal to the closing price of the Company’s common stock on the date of grant and a five year term. Options are exercisable 1/3 after 1 year, 2/3 after 2 years and are fully exercisable after 3 years.
(5)	Reflects aggregate grant date fair value of stock options calculated in accordance with FASB ASC Topic 718.

Fiscal Year-End Option Values

The following table provides certain information regarding options held by the Named Executive Officers as of December 31, 2012.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price($)	Option Expiration Date	Number of shares or units of stock that have not yet vested (#)		Market value of shares or units of stock that have not vested ($)
Dominick A. Pagano	—	125,000	(1)	12.21	12/16/17
		20,000	(2)	9.37	1/29/17
						20,000	(2)	246,800
						10,000	(3)	123,400
	5,000	10,000	(3)(4)	5.786	8/8/16
	204,000 46,000	—		3.64 4.00	11/29/14 11/29/14
	50,000	—		2.31	12/1/13
	16,667	—		2.90	12/04/16
Glenn L. Purple	—	12,500	(1)	12.21	12/16/17
	—	5,000	(2)	9.37	1/29/17
	1,667	3,333	(3)	5.26	8/8/16
	5,000	—		3.64	11/29/14
	7,500	—		2.10	12/1/13
	7,500	—		2.90	12/04/16
	10,000	—		3.70	12/30/15
	5,000	—		1.67	12/6/14
	2,500	—		1.10	1/5/14

(1)	Scheduled to vest 1/3 on December 17, 2013, 1/3 on December 17, 2014 and 1/3 on December 17, 2015.
(2)	Scheduled to vest 1/3 on January 30, 2013, 1/3 on January 30, 2014 and 1/3 on January 30, 2015.
(3)	Scheduled to vest 1/2 on August 9, 2013 and 1/2 on August 9, 2014.
(4)	Exercisable provided that the share price must be at least $8 per share at the time of exercise.

Pension Plan

The following table provides certain information regarding the pension plan benefits accumulated by the Named Executive Officers and the present value of such accumulated benefits as of December 31, 2012.

Pension Benefits

Name	Plan Name	Number of Years Credited Service #	Present Value of Accumulated Benefits(2) $
Glenn L. Purple	(1)	11	79,235

(1)	Plan name is EDAC Technologies Corporation Gros-Ite Division Employees’ Pension Plan.
(2)	The Present Value of Accumulated Benefits is calculated using a discount rate of 3.50%.

The plan provides for benefits based on years of service and compensation during the last five years of employment prior to April 1, 1993. The normal retirement benefit payable monthly at age 65 is calculated as one-twelfth of the sum of 1.5% of final average compensation less .45% of the offset allowance multiplied by the years of credited service to a maximum of 30 years. The offset allowance is the lesser of $10,000 per year or the final average compensation. Final average compensation used in the formula includes an employee’s salary, or if paid hourly, his hourly rate of pay multiplied by 2,080. In March 1993, the Board of Directors approved a curtailment to the plan which resulted in the freezing of all future benefits under the plan as of April 1, 1993.

Potential Payments Upon Termination or Change of Control and Employment Agreements

Dominick A. Pagano. On June 6, 2012, the Company entered into an amended restated employment agreement with Dominick A. Pagano (the “Pagano Employment Agreement”), which replaced his employment agreement dated as of January 14, 2010. Under the current agreement, the initial term commenced on the first day of the Company’s 2012 fiscal year and continues until the last day of the Company’s 2014 fiscal year, and automatically extends for successive periods of 12 months (equal to the Company’s next fiscal year period) unless the Company elects to not extend the current agreement by providing notice to Mr. Pagano at least 90 days prior to the end of the then current term. Mr. Pagano’s initial annual base salary was $400,000 for calendar year 2012, subject to annual review and adjustment thereafter. Mr. Pagano is eligible to receive a performance based annual bonus of at least 50% of his base salary, in accordance with the Company’s Management Incentive Bonus Plan and established performance goals. To the extent he is eligible, Mr. Pagano is entitled to participate in all other benefit programs that the Company establishes and makes available to its employees. Under the Pagano Employment Agreement, the Company may terminate Mr. Pagano’s employment for cause (as defined in the agreement) or at the end of the then current term of employment upon 90 days prior notice. Mr. Pagano may terminate his employment with the Company for “good reason.”

While Mr. Pagano is employed by the Company, and if his employment agreement is terminated by either party for any reason (including a failure to extend the agreement), for a period of two years following such termination, Mr. Pagano cannot directly or indirectly: (a) without the written consent of the Company, engage in any business or enterprise (whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company) that is competitive with the Company’s business as conducted as of the termination date, including but not limited to any business or enterprise that develops, manufactures, markets, or sells any product or service that competes with any product or service developed, manufactured, marketed, sold or provided, or planned to be developed, manufactured, marketed, sold or provided, by the Company or any of its subsidiaries while Mr. Pagano was employed by the Company; or (b) either alone or in association with others (i) solicit, or permit any organization directly or indirectly controlled by Mr. Pagano to solicit, any employee of the Company to leave the employ of the Company, or (ii) solicit for employment, hire or engage as an independent contractor, or permit any organization directly or indirectly controlled by Mr. Pagano to solicit for employment, hire or engage as an independent contractor, any person who was employed by the Company at any time during the twelve-month period preceding the date of termination of Mr. Pagano’s employment with the Company.

If the Company terminates Mr. Pagano’s employment for any reason other than for “cause” (as defined in the Pagano Employment Agreement) or if the Company elects not to extend the then current term of employment, or if Mr. Pagano terminates his employment for “good reason” (as defined in the agreement to include, among other things, a change in control of EDAC), Mr. Pagano is entitled to receive all accrued amounts owing to Mr. Pagano but not yet paid as of the date of termination, and all then-outstanding stock options held by Mr. Pagano that were granted to him but not yet vested will become fully vested as of the date of termination. Furthermore, if Mr. Pagano’s employment is terminated by EDAC other than “for cause” or by Mr. Pagano for “good reason” (including a change in control of EDAC), Mr. Pagano will receive the following cash payments: (i) cash payments equal to his base salary for the year in which such termination occurs (to be paid in annualized monthly installments over a twenty-four month period commencing upon such termination) plus (ii) cash payments equal to Mr. Pagano’s target bonus in effect for the year in which such termination occurs, or the actual bonus earned by Mr. Pagano in the year immediately preceding such termination, whichever amount is greater (which will be paid at the time EDAC customarily pays such amounts for each year during the twenty-four month period commencing upon such termination). Mr. Pagano would also be entitled to receive continued health and welfare benefits for two years following such termination. The Agreement also includes provisions that require EDAC to reduce any severance payments due to Mr. Pagano as a result of a “change of control,” to ensure that such payments do not exceed the limits set forth in Section 280G of the Internal Revenue Code of 1986, as amended.

Glenn L. Purple. On February 12, 2007, the Company entered into an employment agreement with Glenn L. Purple (the “Purple Employment Agreement”), the initial term of which expired on December 29, 2012. The term of this agreement was extended until the end of the Company’s 2013 fiscal year, and automatically extends for successive periods of 12 months (equal to the Company’s next fiscal year period) unless either party gives the other 90 days’ advance written notice to the contrary. Mr. Purple’s annual base salary for the Company’s 2012 fiscal year was $179,708, subject to adjustment thereafter, and his annual base salary is currently $179,708 for the Company’s 2013 fiscal year. To the extent he is eligible, Mr. Purple is entitled to participate in all bonus and benefit programs that the Company establishes and makes available to its employees. Under the Purple Employment Agreement, the Company may terminate Mr. Purple’s employment for “cause” (as defined in the Purple Employment Agreement), or upon not less than 90 days’ prior written notice to Mr. Purple. Mr. Purple may terminate his employment with the Company for “good reason” or upon 90 days’ advance written notice to the Company.

While Mr. Purple is employed by the Company, and if the Company terminates his employment for cause, for a period of one year following such termination, Mr. Purple cannot directly or indirectly: (a) engage in any business or enterprise (whether as owner, partner, officer, director, employee, consultant, investor, lender or otherwise, except as the holder of not more than 1% of the outstanding stock of a publicly-held company) that is competitive with the Company’s business as conducted as of the termination date, including but not limited to any business or enterprise that develops, manufactures, markets, or sells any product or service that competes with any product or service developed, manufactured, marketed, sold or provided, or planned to be developed, manufactured, marketed, sold or provided, by the Company or any of its subsidiaries while Mr. Purple was employed by the Company; or (b) either alone or in association with others (i) solicit, or permit any organization directly or indirectly controlled by Mr. Purple to solicit, any employee of the Company to leave the employ of the Company, or (ii) solicit for employment, hire or engage as an independent contractor, or permit any organization directly or indirectly controlled by Mr. Purple to solicit for employment, hire or engage as an independent contractor, any person who was employed by the Company at any time during the twelve-month period preceding the date of termination of Mr. Purple’s employment with the Company.

The Purple Employment Agreement provides that if Mr. Purple’s employment terminates because of death or disability, or if the Company terminates Mr. Purple’s employment for cause or Mr. Purple terminates his employment without “good reason” upon 90 days’ advance written notice to the Company, Mr. Purple is entitled to the compensation, bonus and benefits otherwise payable to him under the Purple Employment Agreement through the last day of his actual employment by the Company. Furthermore, if the Company terminates Mr. Purple’s employment for any reason other than “cause,” or if Mr. Purple terminates his employment for “good reason” (which does not include a change in control of the Company), Mr. Purple is entitled to receive the following for the 12 month period commencing upon the date of his termination: (i) Mr. Purple’s salary as in effect on the date of his termination and the amount of the annual bonus paid to him for the fiscal year immediately preceding the date of termination (payable in annualized monthly installments), (ii) any incentive compensation earned by Mr. Purple through the date of his termination (payable to him at the customary time), and (iii) the other fringe benefits that were provided to Mr. Purple while employed by the Company including health and dental insurance, to the extent such benefits can be provided by the Company to non-employees, or to the extent such benefits cannot be provided to non-employees, then the cash equivalent thereof.

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of Dominick A. Pagano and Glenn L. Purple that is based on or otherwise relates to the Offer and the Merger, assuming the following:

•	The Merger closed on March 24, 2013, the latest practicable date prior to filing this Schedule 14D-9; and

•

Mr. Pagano and Mr. Purple were terminated by the Company without cause or terminated their employment with the Company for good reason (including, in Mr. Pagano’s case, a change in control of EDAC) on March 24, 2013.

Name	Cash ($)(1)(2)	Equity ($)(3)(4)	Perquisites/ Benefits ($)(5)	Tax Reimbursement ($)	Total($)
Dominick A. Pagano	$1,515,000	$5,984,166	$26,127	$0	$7,525,293
Glenn L. Purple	$250,642	$735,425	$14,636	$0	$1,000,340

(1)	For Mr. Pagano, the amount in this column represents: (i) Mr. Pagano’s 2012 annual base salary of $400,000 for 24 months; and (ii) Mr. Pagano’s actual bonus received for fiscal year 2012 of $357,500 for two years.
(2)	For Mr. Purple, the amount in this column represents: (i) Mr. Purple’s 2012 annual base salary of $179,708; and (ii) Mr. Purple’s actual bonus received for fiscal year 2012 of $70,934.
(3)	For Mr. Pagano, the amount in this column represents: (i) a cash payment of $4,646,134 with respect to the cash-out of vested stock options; (ii) a cash payment of $923,871 with respect to the cash-out of unvested stock options; and (iii) a cash payment of $414,161 with respect to the cash-out of unvested restricted stock awards.
(4)	For Mr. Purple, the amount in this column represents: (i) a cash payment of $596,615 with respect to the cash-out of vested stock options; and (ii) a cash payment of $138,810 with respect to the cash-out of unvested stock options.
(5)	For Mr. Pagano, this amount represents the estimated value of continued dental and medical coverage for 24 months following the date of the assumed termination. For Mr. Purple, this amount represents the estimated value of continued dental and medical coverage for 12 months following the date of the assumed termination.

Review and Approval of Transactions with Related Persons

The Board of Directors reviews on a case-by-case basis any direct or indirect transactions between the Company and its executive officers, directors or stockholders holding 5% or more of its voting securities, and any other transactions required to be disclosed as related person transactions by Item 404 of Regulation S-K under the Exchange Act. The Board of Directors has adopted a written Related Person Transaction Policy for the review, approval or ratification of transactions with related persons. Pursuant to this policy, all related person transactions or series of similar transactions required to be disclosed by the SEC rules are prohibited unless approved or ratified by the Board of Directors. In general, the Board of Directors will consider all relevant facts and circumstances when reviewing any potential related person transaction, including, for example, the commercial reasonableness of its terms; the benefit to the Company; the opportunity costs of alternate transactions; the materiality and character of the related person’s interest; and the actual or apparent conflict of interest of the related person.

If the potential transaction were to involve a Board member, he or she must be available to answer questions, but would neither participate in any discussion nor vote to either approve or disapprove the transaction.

The Board will not approve or ratify a related person transaction unless it shall have determined that, upon consideration of all relevant information, the transaction is in, or not inconsistent with, the best interests of the Company and its shareholders. If the Board determines not to approve or ratify a related person transaction

(whether such transaction is being reviewed for the first time or has previously been approved and is being reviewed), the transaction will not be entered into or continued, as the Board shall direct.

The Company has advised its directors and executive officers that they are required to promptly notify the Corporate Secretary of the Company of any proposed related person transaction in which such director or executive officer may be directly or indirectly involved as soon he or she becomes aware of a possible transaction. The Secretary of the Company is responsible for taking all reasonable steps to ensure that all related person transactions be presented to the Board of Directors for review and discussion, and if appropriate, pre-approval or ratification by the Board of Directors.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee consists solely of independent directors. During the fiscal year ended December 29, 2012, the following board members served on the Compensation Committee: From April 25, 2012, and for the remainder of the year, the Compensation Committee was composed of Messrs. Barba, Lebel, Rolls and Ruggiero. For the portion of the year prior to April 25, 2012, the committee was composed of, Messrs. Barba, Lebel and Rolls. No member of the Compensation Committee was at any time during fiscal year 2012 an officer or employee of the Company or any subsidiary of the Company, or formerly an officer of the Company or any subsidiary of the Company, nor has any member of the Compensation Committee had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Exchange Act.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and holders of more than 10% of the Shares to file reports of ownership of our securities and changes in ownership with the SEC. Based solely on a review of the Section 16(a) reports furnished to us during 2012, we believe that all filings required to be made during 2012 were made on a timely basis.